603 Page 1 of 14 Form 603 Corporations Act 2001 Section 671B Notice of initial substantial holder To Company Name/Scheme RIO TINTO LTD ACN/ARSN/ABN 96 004 458 404 1. Details of substantial holder (1) Name JPMorgan Chase & Co. and its affiliates ACN/ARSN (if applicable) NA The holder became a substantial holder on 02/October/2026 2. Details of voting power The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows: Class of securities (4) Number of securities Person's votes (5) Voting power (6) Ordinary 18,950,881.78 18,950,881.78 5.10% 3. Details of relevant interests The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows: Holder of relevant interest Nature of relevant interest (7) Class and number of securities JPMORGAN CHASE BANK, N.A. Securities on Loan as Agent Lender 4,739,483 (Ordinary) J.P. MORGAN SECURITIES PLC Holder of securities subject to an obligation to return under a securities lending agreement 4,009,750 (Ordinary) J.P. MORGAN SECURITIES PLC Purchase and sales of securities in its capacity as Principal/Proprietary 375,457.23 (Ordinary) J.P. MORGAN SECURITIES LLC Rehypothecation of client securities under a Prime Brokerage Agreement 28,449 (Ordinary) J.P. MORGAN SECURITIES AUSTRALIA LIMITED Purchase and sales of securities in its capacity as Principal/Proprietary 1,051,286 (Ordinary) EXHIBIT 99.5

603 Page 2 of 14 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Holder of securities subject to an obligation to return under a securities lending agreement 3,378,000 (Ordinary) J.P. MORGAN SE Purchase and sales of securities in its capacity as Principal/Proprietary 62,223 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. In its capacity as investment manager or in various other related capacities 3,278,066 (Ordinary) JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED In its capacity as investment manager or in various other related capacities 859,420 (Ordinary) JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED In its capacity as investment manager or in various other related capacities 29,953 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED In its capacity as investment manager or in various other related capacities 766,604 (Ordinary) JPMORGAN CHASE BANK, N.A. In its capacity as investment manager or in various other related capacities 370,500 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. Securities received as collateral due to securities lending 66.48 (Ordinary) JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Securities received as collateral due to securities lending 3.12 (Ordinary) JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED Securities received as collateral due to securities lending 77.74 (Ordinary)

603 Page 3 of 14 JPMORGAN ASSET MANAGEMENT (SINGAPORE) LIMITED Securities received as collateral due to securities lending 20.87 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED Securities received as collateral due to securities lending 1,522.34 (Ordinary) ***Please note that J.P. MORGAN SECURITIES LLC also retains a relevant interest in 636 of these shares through a proxy voting delegation agreement. 4. Details of present registered holders The persons registered as holders of the securities referred to in paragraph 3 above are as follows: Holder of relevant interest Registered holder of securities Person entitled to be registered as holder (8) Class and number of securities JPMORGAN CHASE BANK, N.A. JPM Nominees Australia Pty Limited Various Borrowers under the Securities Lending Agreement 4,739,483 (Ordinary) J.P. MORGAN SECURITIES PLC JPM Nominees Australia Pty Limited JPM Nominees Australia Pty Limited 4,009,750 (Ordinary) J.P. MORGAN SECURITIES PLC JPM Nominees Australia Pty Limited J.P. MORGAN SECURITIES PLC 375,457.23 (Ordinary) J.P. MORGAN SECURITIES LLC Citi Australia Various Clients and Custodians 28,449 (Ordinary) J.P. MORGAN SECURITIES AUSTRALIA LIMITED Ecapital Nominees Pty Ltd J.P. MORGAN SECURITIES AUSTRALIA LIMITED 1,051,286 (Ordinary)

603 Page 4 of 14 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Ecapital Nominees Pty Ltd Ecapital Nominees Pty Ltd 3,378,000 (Ordinary) J.P. MORGAN SE JPM Nominees Australia Pty Limited J.P. MORGAN SE 62,223 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. HSBC Institutional Trust Services (Asia) Limited Various Clients and Custodians 37,473 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. J.P. Morgan SE - Luxembourg Branch Various Clients and Custodians 241,835 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. JPMorgan Chase Bank, N.A. - London Branch Various Clients and Custodians 1,704,499 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. Cibc Mellon Global Securities Services Co Toronto Various Clients and Custodians 9,612 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. J.P. Morgan Securities LLC Various Clients and Custodians 267 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. JPMorgan Chase Bank NA Various Clients and Custodians 802,599 (Ordinary)

603 Page 5 of 14 J.P. MORGAN INVESTMENT MANAGEMENT INC. Bank Of New York Mellon SA/NV Brussels Various Clients and Custodians 53,375 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. STATE STREET GLOBAL MARKETS LLC Various Clients and Custodians 62,641 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. NEXI CAPITAL SPA Various Clients and Custodians 732 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. THE NORTHERN TRUST COMPANY- LONDON Various Clients and Custodians 11,386 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. Brown Brothers Harriman Trustee Services (Ireland ) Limited Various Clients and Custodians 54,029 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. The Bank Of New York Mellon Various Clients and Custodians 39,464 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. JPMorgan Chase Bank, N.A. - Hong Kong Branch Various Clients and Custodians 1,363 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. BNP Paribas (Sydney Branch) Various Clients and Custodians 32,436 (Ordinary)

603 Page 6 of 14 J.P. MORGAN INVESTMENT MANAGEMENT INC. JPMorgan Chase Bank, N.A. - Sydney Branch Various Clients and Custodians 45,907 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. Landesbank Baden-Wurttemberg Various Clients and Custodians 1,580 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. Northern Trust Company, Chicago Various Clients and Custodians 36,524 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. Not Available Various Clients and Custodians 369 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. BROWN BROTHERS HARRIMAN & CO. Various Clients and Custodians 1,674 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. Brown Brothers Harriman and Co. (Boston) - USE REMAINING SPN 117331 Various Clients and Custodians 14,996 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. BNP Paribas, Italian Branch Various Clients and Custodians 1,610 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. Fidelity Strategic Advisors Various Clients and Custodians 121,537 (Ordinary)

603 Page 7 of 14 J.P. MORGAN INVESTMENT MANAGEMENT INC. Northern Trust Company, Melbourne Branch Various Clients and Custodians 2,158 (Ordinary) JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED J.P. Morgan SE - Luxembourg Branch Various Clients and Custodians 356,616 (Ordinary) JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED JPMorgan Chase Bank, N.A. - London Branch Various Clients and Custodians 316,522 (Ordinary) JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED State Street Bank International GmbH Various Clients and Custodians 75,836 (Ordinary) JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Bank Of New York Mellon SA/NV Brussels Various Clients and Custodians 26,822 (Ordinary) JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED BNP PARIBAS SECURITIES SERVICES FRANKFURT BRANCH Various Clients and Custodians 72,324 (Ordinary) JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED CACEIS BANK LUXEMBOURG BRANCH Various Clients and Custodians 11,300 (Ordinary) JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED JPMorgan Chase Bank, N.A. - London Branch Various Clients and Custodians 3,643 (Ordinary)

603 Page 8 of 14 JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED THE NORTHERN TRUST COMPANY- LONDON Various Clients and Custodians 18,961 (Ordinary) JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED RBC Dexia Investor Services Trust - London Various Clients and Custodians 1,839 (Ordinary) JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED The Hongkong And Shanghai Banking Corporation Limited Various Clients and Custodians 893 (Ordinary) JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED BNP Paribas, Succursale de Luxembourg Various Clients and Custodians 4,617 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED JPMorgan Chase Bank, N.A. - London Branch Various Clients and Custodians 4,564 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED Cibc Mellon Global Securities Services Co Toronto Various Clients and Custodians 89,405 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED BNP Paribas Securities Services SCA Various Clients and Custodians 1,402 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED JPMorgan Chase Bank NA Various Clients and Custodians 342 (Ordinary)

603 Page 9 of 14 JPMORGAN ASSET MANAGEMENT (UK) LIMITED STATE STREET BANK & TRUST COMPANY Various Clients and Custodians 9,978 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED Brown Brothers Harriman Trustee Services (Ireland ) Limited Various Clients and Custodians 9,764 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED BNP Paribas (Sydney Branch) Various Clients and Custodians 428,268 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED STATE STREET BANK & TRUST COMPANY-HONG KONG BRANCH Various Clients and Custodians 723 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED Brown Brothers Harriman and Co. (Boston) - USE REMAINING SPN 117331 Various Clients and Custodians 25,358 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED STATE STREET BANK & TRUST COMPANY-TORONTO Various Clients and Custodians 11,174 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED Desjardins Trust Various Clients and Custodians 8,893 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED Citibank, N.A., Hong Kong Branch Various Clients and Custodians 176,733 (Ordinary)

603 Page 10 of 14 JPMORGAN CHASE BANK, N.A. JPMorgan Chase Bank, N.A. - London Branch Various Clients and Custodians 367,835 (Ordinary) JPMORGAN CHASE BANK, N.A. JPMorgan Chase Bank NA Various Clients and Custodians 2,665 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. J.P. Morgan SE - Luxembourg Branch J.P. Morgan SE - Luxembourg Branch 66.48 (Ordinary) JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED J.P. Morgan SE - Luxembourg Branch J.P. Morgan SE - Luxembourg Branch 3.12 (Ordinary) JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED J.P. Morgan SE - Luxembourg Branch J.P. Morgan SE - Luxembourg Branch 77.74 (Ordinary) JPMORGAN ASSET MANAGEMENT (SINGAPORE) LIMITED J.P. Morgan SE - Luxembourg Branch J.P. Morgan SE - Luxembourg Branch 20.87 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED J.P. Morgan SE - Luxembourg Branch J.P. Morgan SE - Luxembourg Branch 976.71 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED JPMorgan Chase Bank, N.A. - London Branch JPMorgan Chase Bank, N.A. - London Branch 90.40 (Ordinary)

603 Page 11 of 14 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Brown Brothers Harriman Trustee Services (Ireland ) Limited Brown Brothers Harriman Trustee Services (Ireland ) Limited 78.73 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED JPMIM LONDON-BROKER MESSAGING 1 JPMIM LONDON-BROKER MESSAGING 1 314.22 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED JPMorgan Chase Bank - London JPMorgan Chase Bank - London 62.28 (Ordinary) 5. Consideration The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows: Holder of relevant interest Date of acquisition Consideration (9) Class and number of securities See Appendix Cash Non-cash 6. Associates The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows: Name and ACN/ARSN (if applicable) Nature of association J.P. MORGAN SECURITIES AUSTRALIA LIMITED Subsidiary of JPMorgan Chase & Co. J.P. MORGAN INVESTMENT MANAGEMENT INC. Subsidiary of JPMorgan Chase & Co. J.P. MORGAN SE Subsidiary of JPMorgan Chase & Co. J.P. MORGAN SECURITIES LLC Subsidiary of JPMorgan Chase & Co. J.P. MORGAN SECURITIES PLC Subsidiary of JPMorgan Chase & Co. JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Subsidiary of JPMorgan Chase & Co. JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED Subsidiary of JPMorgan Chase & Co. JPMORGAN ASSET MANAGEMENT (SINGAPORE) LIMITED Subsidiary of JPMorgan Chase & Co. JPMORGAN ASSET MANAGEMENT (UK) LIMITED Subsidiary of JPMorgan Chase & Co. JPMORGAN CHASE BANK, N.A. Subsidiary of JPMorgan Chase & Co. 7. Addresses The addresses of persons named in this form are as follows:

603 Page 12 of 14 Name Address JPMorgan Chase & Co. 270 Park Avenue, New York, New York, NY, 10017, United States J.P. MORGAN SECURITIES AUSTRALIA LIMITED LEVEL 18, 83-85 CASTLEREAGH STREET, SYDNEY, NSW 2000, Australia J.P. MORGAN INVESTMENT MANAGEMENT INC. 270 Park Avenue, New York, New York, NY, 10017, United States J.P. MORGAN SE TaunusTurm, Taunustor 1, Frankfurt am Main, Frankfurt, 60310, Germany J.P. MORGAN SECURITIES LLC 270 Park Avenue, New York, New York, NY, 10017, United States J.P. MORGAN SECURITIES PLC 25 Bank Street, Canary Wharf, London, E14 5JP, England JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED 19 & 20/F, Chater House, 8 Connaught Road Central, Hong Kong, Hong Kong JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED Tokyo Building, 7-3 Marunouchi 2 Chome,Chiyoda-ku, Tokyo, 100 6432, Japan JPMORGAN ASSET MANAGEMENT (SINGAPORE) LIMITED 88 Market Street, 30-00 CapitaSpring, Singapore, 048948, Singapore JPMORGAN ASSET MANAGEMENT (UK) LIMITED 60 Victoria Embankment, London, EC4Y0JP, England JPMORGAN CHASE BANK, N.A. 1111 Polaris Parkway, Columbus, Delaware, OH, 43240, United States

603 Page 13 of 14 Signature Print name Vasim Pathan Capacity Compliance Officer Sign here Date 06/October/2026 DIRECTIONS (1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form. (2) S ee the definition of "associate" in section 9 of the Corporations Act 2001. (3) S ee the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001. (4) T he voting shares of a company constitute one class unless divided into separate classes.

603 Page 14 of 14 (5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in. (6) T he person's votes divided by the total votes in the body corporate or scheme multiplied by 100. (7) Include details of: (a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and (b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies). See the definition of "relevant agreement" in section 9 of the Corporations Act 2001. (8) If the substantial holder is unable to determine the identity of the person ( eg. if the relevant interest arises because of an option) write "unknown". (9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

TRADES FOR RELEVANT PERIOD Appendix Transaction Date Entity Product Type Type of Transaction Quantity Price (AUD) Consideration Balance at start of relevant period 17,756,699.31 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Adjustment (164) - -$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Adjustment (47) - -$ 3-Jun-26 J.P. MORGAN SECURITIES PLC Equity Adjustment (19) - -$ 3-Jun-26 J.P. MORGAN SECURITIES PLC Equity Adjustment (302) - -$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 300 194.89 58,467.00$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,362 194.88 265,432.80$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 184 194.69 35,823.22$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (120) 194.79 23,375.06$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2 195.34 390.67$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (247) 194.73 48,098.05$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 182 194.47 35,393.54$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,016 195.25 198,371.94$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 111 194.78 21,620.03$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1) 195.33 195.33$ 3-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (994) 194.47 193,303.18$ 3-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (56) 194.47 10,890.32$ 3-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 117 194.47 22,752.99$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (235) 194.47 45,700.45$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 235 194.47 45,700.45$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (62) 194.47 12,057.14$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 62 194.47 12,057.14$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (300) 191.37 57,411.00$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (184) 191.37 35,212.08$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,016) 191.37 194,431.92$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (21,417) 191.37 4,098,571.29$ 3-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (379) - -$ 3-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow 10,963 - -$ 3-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow 300 - -$ 3-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow 14,700 - -$ 3-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (1,465) 194.64 285,145.26$ 3-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (39,384) 194.47 7,659,006.48$ 3-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,563 - -$ 3-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (4,506) 194.47 876,281.82$ 3-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Adjustment 1,042 - -$ 3-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Adjustment 1,042 - -$ 3-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 47,000 - -$ 3-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 4,241 - -$ 3-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 668 - -$ 3-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 554 - -$ 3-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 5,189 - -$ 3-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 461 - -$ 3-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 116 - -$ 3-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 30,700 - -$ 3-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 82,722 - -$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (250) 187.12 46,780.02$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,987 188.08 937,954.96$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12) 188.08 2,256.96$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 12 188.08 2,256.96$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3) 187.51 562.52$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11 187.33 2,060.64$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,786) 187.53 522,449.29$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,556) 188.08 292,652.48$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 22,150 187.83 4,160,400.46$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 42 186.65 7,839.32$ 4-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (16) 188.08 3,009.28$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (22,150) 194.47 4,307,510.50$ 4-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,563 - -$ 4-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (248) 190.04 47,129.92$ 4-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 208 190.04 39,528.32$ 4-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,224 - -$ 4-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (144) 190.04 27,365.76$ 4-Jun-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (15,227) 186.66 2,842,258.12$ 4-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,882 - -$ 4-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 20,448 - -$ 4-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 6,464 - -$ 4-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 26,519 - -$ 4-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,179 - -$ 4-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,534 - -$ 4-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,234 - -$ 4-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 41 - -$ 4-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,447 - -$ 4-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 142 - -$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 25 184.58 4,614.50$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (25) 184.58 4,614.50$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12) 186.05 2,232.60$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (150) 184.84 27,725.34$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 558 184.67 103,043.22$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (30) 184.69 5,540.70$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1) 184.07 184.07$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13,072 184.21 2,407,948.81$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (65) 184.58 11,997.70$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 65 184.58 11,997.70$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6) 184.58 1,107.48$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6 184.58 1,107.48$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (558) 188.08 104,948.64$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (13,072) 188.08 2,458,581.76$ 5-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 27 184.58 4,983.66$ 5-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 78 184.58 14,397.24$ 5-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (78) 184.58 14,397.24$ 5-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 62 184.58 11,443.96$ 5-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (235) 186.05 43,721.75$ 5-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (91) 186.05 16,930.55$ 5-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (208) 186.05 38,698.40$ 5-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 318 - -$ 5-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 179 - -$ 5-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (4) - -$ 5-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 8,240 - -$ 5-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (14,960) - -$ 8-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to deliver the shares/par/units (1,040) - -$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (47) 179.31 8,427.57$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 47 179.31 8,427.57$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 92 181.62 16,709.04$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (92) 181.62 16,709.04$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,500) 181.30 271,943.70$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 258 179.66 46,351.69$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (442) 181.91 80,402.09$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 39 181.48 7,077.87$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,000 178.98 894,875.00$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 245 181.42 44,448.02$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,970 181.33 357,227.52$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (422) 180.56 76,195.72$ 9-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (2,498) 181.23 452,712.54$ 9-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (1,171) 181.23 212,220.33$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (120) 184.58 22,149.60$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,970) 184.58 363,622.60$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (258) 184.58 47,621.64$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,000) 184.58 922,900.00$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (245) 184.58 45,222.10$ 9-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (5,726) - -$ 9-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (698) - -$ 9-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow 7,495 - -$ 9-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow 161,035 - -$ 9-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow 700 - -$ 9-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow 82,596 - -$ 9-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (408) - -$ 9-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (6,496) - -$ 9-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (7,028) - -$ 9-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (10,963) - -$ 9-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (25,000) - -$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (16,585) - -$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (9,000) - -$ 9-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 276 179.70 49,598.08$ 1/28

TRADES FOR RELEVANT PERIOD Appendix 9-Jun-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 2,603 179.44 467,082.32$ 9-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (16) 179.47 2,871.54$ 9-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 454 179.44 81,465.76$ 9-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (953) 179.47 171,036.34$ 9-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (1,081) 179.47 194,008.69$ 9-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (40,316) 179.47 7,235,572.99$ 9-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 75 179.44 13,458.00$ 9-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (2,043) 179.47 366,660.27$ 9-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (1,083) 179.47 194,367.63$ 9-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (6,256) 179.47 1,122,773.70$ 9-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (2,679) 179.47 480,804.15$ 9-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Sell (4,571) 179.47 820,364.23$ 9-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (124) 181.23 22,472.52$ 9-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 4,900 - -$ 9-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,043 - -$ 9-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,310) - -$ 9-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (10,682) - -$ 9-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (6,682) - -$ 9-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,179 - -$ 9-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 776 - -$ 9-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 7,888 - -$ 9-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 28,000 - -$ 9-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (5,156) - -$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 142 181.23 25,734.66$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (142) 181.23 25,734.66$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 31 181.23 5,618.13$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (31) 181.23 5,618.13$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 162 182.37 29,543.94$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (326) 182.44 59,475.44$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 325 182.50 59,312.50$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 106 178.81 18,953.33$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5 182.52 912.58$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6 182.51 1,095.03$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (34) 178.76 6,077.86$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (52) 178.75 9,295.24$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (20) 178.75 3,575.07$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12) 179.44 2,153.28$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 12 179.44 2,153.28$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,758 179.44 1,750,975.52$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,155 179.44 1,104,453.20$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,078 179.44 552,316.32$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 678 179.94 122,001.56$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 347 181.58 63,008.18$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 205 182.56 37,424.07$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 197 179.48 35,357.09$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (965) 181.33 174,987.45$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (96) 180.15 17,294.64$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (804) 179.33 144,179.74$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (205) 181.23 37,152.15$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (197) 181.23 35,702.31$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (347) 181.23 62,886.81$ 10-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 511 179.44 91,693.84$ 10-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 133 179.44 23,865.52$ 10-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (220) - -$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (309,790) - -$ 10-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 721 181.81 131,086.67$ 10-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 66 179.44 11,843.04$ 10-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (60) 181.52 10,891.20$ 10-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 128 181.52 23,234.56$ 10-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (399) - -$ 10-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (286) - -$ 10-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (563) - -$ 10-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (645) - -$ 10-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (12,005) - -$ 10-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 904 - -$ 10-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 136 - -$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 200 180.04 36,007.20$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,550) 178.89 1,171,711.74$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 39 178.05 6,943.80$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 112 179.36 20,087.87$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,788) 179.78 501,215.30$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 77 179.94 13,855.51$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,160 180.00 208,800.00$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,039) 180.00 187,020.00$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6) 179.74 1,078.43$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,378) 180.00 788,040.00$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,378 180.00 788,040.00$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,331 180.00 779,580.00$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,331) 180.00 779,580.00$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (588) 179.44 105,510.72$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,712 180.00 1,028,160.00$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (30) 179.44 5,383.20$ 11-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 90 177.85 16,006.79$ 11-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 229 177.85 40,728.38$ 11-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (93) 177.82 16,537.26$ 11-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 782 177.85 139,081.20$ 11-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (157) 177.82 27,917.74$ 11-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (318) - -$ 11-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,483) - -$ 11-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 366 - -$ 11-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 645 - -$ 11-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (32,675) - -$ 11-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (4,363) - -$ 11-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,455) - -$ 11-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (366) - -$ 11-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (83,480) - -$ 11-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 150 - -$ 11-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 7,009 - -$ 11-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,200 - -$ 11-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,839 - -$ 11-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 6,496 - -$ 11-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (77,566) - -$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 37 180.00 6,660.00$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (37) 180.00 6,660.00$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (163) 184.93 30,142.83$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 77 184.48 14,204.68$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,018 184.84 188,165.94$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (424) 185.04 78,455.36$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7 184.71 1,292.97$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,093 184.32 938,741.76$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,687 184.32 310,947.84$ 12-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 2 185.16 370.32$ 12-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 58 184.54 10,703.37$ 12-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (32) 184.64 5,908.37$ 12-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (410) 184.60 75,687.91$ 12-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (14) 184.67 2,585.39$ 12-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (73) 184.46 13,465.24$ 12-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (29) 184.63 5,354.17$ 12-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (1) 185.52 185.52$ 12-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (21) 184.32 3,870.72$ 12-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 2 184.76 369.52$ 12-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (1) 184.79 184.79$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,566 185.04 659,845.51$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 24 184.32 4,423.68$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (24) 184.32 4,423.68$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (277) 180.00 49,860.00$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (77) 180.00 13,860.00$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,042) 180.00 367,560.00$ 12-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow 14,033 - -$ 12-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow 2,024 - -$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 694 184.70 128,179.18$ 12-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (422) 184.10 77,691.97$ 12-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (31) 184.32 5,713.92$ 12-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (31) 184.32 5,713.92$ 12-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 15 184.32 2,764.80$ 2/28

TRADES FOR RELEVANT PERIOD Appendix 12-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (15) 184.32 2,764.80$ 12-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (137) 184.32 25,251.84$ 12-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity In-kind transaction to receive the shares/par/units 24 - -$ 12-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 248 185.01 45,882.48$ 12-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (159) 185.01 29,416.59$ 12-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (854) - -$ 12-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (89,570) - -$ 12-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (595) - -$ 12-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,078 - -$ 12-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,179) - -$ 12-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 613 - -$ 12-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 3,000 - -$ 15-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow 39,232 - -$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (47) 184.32 8,663.04$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 47 184.32 8,663.04$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,036 189.03 195,835.21$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3) 187.45 562.35$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,249 188.42 423,757.82$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 135 188.84 25,493.51$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 672 188.65 126,772.75$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 242 188.65 45,652.57$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (74) 188.94 13,981.78$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 596 189.31 112,828.76$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 145 189.11 27,420.93$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 430 189.35 81,419.58$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11,990 189.44 2,271,346.99$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (672) 184.32 123,863.04$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (242) 184.32 44,605.44$ 15-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (1,663) 187.98 312,603.09$ 15-Jun-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 319 189.93 60,587.67$ 15-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,563 - -$ 15-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 111 189.31 21,013.41$ 15-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (82) 189.31 15,523.42$ 15-Jun-26 JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED Equity Sell (520) 188.12 97,821.20$ 15-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (20,448) - -$ 15-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (21,165) - -$ 15-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (4,535) - -$ 15-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (4,618) - -$ 15-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (416) - -$ 15-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (14,990) - -$ 15-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (5) - -$ 15-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (54,437) - -$ 15-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (383) - -$ 15-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (30) - -$ 15-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 900 - -$ 15-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 644 - -$ 16-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (222,253) - -$ 16-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (111,205) - -$ 16-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow 333,458 - -$ 16-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (333,458) - -$ 16-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow 105,479 - -$ 16-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow 227,979 - -$ 16-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow 1,584 - -$ 16-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow 11,433 - -$ 16-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow 1,983 - -$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 335 189.39 63,446.62$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 151 188.87 28,519.68$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 302 188.70 56,986.43$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,984) 189.26 753,992.12$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5) 188.89 944.44$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,995) 188.72 565,216.40$ 16-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (123) 187.95 23,118.08$ 16-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (5,813) 188.06 1,093,188.20$ 16-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (486) 188.71 91,713.25$ 16-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 9 188.72 1,698.48$ 16-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 519 188.72 97,945.68$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (335) 189.31 63,418.85$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (151) 189.31 28,585.81$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (29,205) - -$ 16-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (571) 188.96 107,898.10$ 16-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 615 188.72 116,062.80$ 16-Jun-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (7,560) 189.64 1,433,694.28$ 16-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,042 - -$ 16-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 263 188.00 49,444.00$ 16-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (175) 188.00 32,900.00$ 16-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (489) - -$ 16-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (10,988) - -$ 16-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 15,047 - -$ 16-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,078 - -$ 16-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 7,502 - -$ 16-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 6,259 - -$ 16-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 4,339 - -$ 16-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 70,000 - -$ 16-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 480 - -$ 16-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (18,552) - -$ 16-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (10,000) - -$ 16-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 28,000 - -$ 17-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,000) - -$ 17-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow 152,190 - -$ 17-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow 177,810 - -$ 17-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (399,780) - -$ 17-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow 1,366 - -$ 17-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow 5,073 - -$ 17-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow 8,561 - -$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (596) 188.72 112,477.12$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (35) 188.21 6,587.35$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 35 188.21 6,587.35$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (50) 188.03 9,401.50$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 50 188.03 9,401.50$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 76 188.60 14,333.60$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (76) 188.60 14,333.60$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 530 186.81 99,011.19$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 245 188.61 46,209.60$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 77 188.00 14,476.08$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 127 186.39 23,671.46$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 141 187.49 26,436.63$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9) 187.14 1,684.22$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11 186.38 2,050.21$ 17-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 82 187.64 15,386.08$ 17-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 18 187.63 3,377.37$ 17-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 1 186.40 186.40$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 179 188.88 33,810.31$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,116 187.55 959,523.21$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (77) 188.72 14,531.44$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,558) 188.72 860,185.76$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (127) 188.72 23,967.44$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 49 186.91 9,158.59$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (49) 186.91 9,158.59$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 722 186.91 134,949.02$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (722) 186.91 134,949.02$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 49 186.91 9,158.59$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (49) 186.91 9,158.59$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 722 186.91 134,949.02$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (722) 186.91 134,949.02$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (21,106) 186.91 3,944,922.46$ 17-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (33) 186.91 6,168.03$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (722) 186.91 134,949.02$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 722 186.91 134,949.02$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 6,000 - -$ 17-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (108) 188.40 20,347.20$ 17-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (45) 188.40 8,478.00$ 17-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 193 188.40 36,361.20$ 17-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 554 188.40 104,373.60$ 17-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 14,591 - -$ 17-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (6,464) - -$ 3/28

TRADES FOR RELEVANT PERIOD Appendix 17-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,066) - -$ 17-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 40,000 - -$ 17-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,080 - -$ 17-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 10,806 - -$ 17-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,343 - -$ 17-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,066 - -$ 17-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 263 - -$ 17-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (263) - -$ 17-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (104,119) - -$ 17-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 7,089 - -$ 17-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 12,911 - -$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (463) 186.91 86,539.33$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 463 186.91 86,539.33$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 588 186.91 109,903.08$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (588) 186.91 109,903.08$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 273 186.91 51,026.43$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (273) 186.91 51,026.43$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (308) 186.91 57,568.28$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,031) 186.37 378,517.47$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,218 186.37 226,998.66$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 186 184.28 34,275.66$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 21,876 183.54 4,015,192.42$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 752 183.84 138,251.16$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 205 183.22 37,560.19$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2 183.06 366.11$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,908 183.09 898,605.72$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,000) 182.92 1,463,365.54$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11,353 183.09 2,078,620.77$ 18-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 1,439 183.09 263,466.51$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 777 183.16 142,313.48$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (141) 186.91 26,354.31$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (13,876) 186.91 2,593,563.16$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (205) 186.91 38,316.55$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (67) 186.91 12,522.97$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 10,000 - -$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 30,000 - -$ 18-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 111 183.09 20,322.99$ 18-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (247) 186.37 46,033.39$ 18-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (4,383) 186.37 816,859.71$ 18-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (18) 186.37 3,354.66$ 18-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (317) 186.37 59,079.29$ 18-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Sell (154) 186.37 28,700.98$ 18-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Sell (936) 186.37 174,442.32$ 18-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,029 - -$ 18-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 23,200 - -$ 18-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 12,991 - -$ 18-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (574) - -$ 18-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,000) - -$ 18-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (192) - -$ 18-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (19,843) - -$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2) 178.50 357.00$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2 178.50 357.00$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (74) 178.50 13,209.00$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 74 178.50 13,209.00$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 125 178.91 22,363.13$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (125) 178.91 22,363.13$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 301 178.78 53,813.77$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,124 178.09 556,362.12$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 52,771 177.37 9,359,992.27$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,140 177.37 1,443,791.80$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,902 177.37 514,727.74$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,395 178.91 1,323,027.72$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (38) 178.76 6,792.71$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 63 178.84 11,266.85$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (75) 178.66 13,399.50$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 49 177.37 8,691.13$ 19-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (1,629) 177.37 288,935.73$ 19-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (1,072) 177.37 190,140.64$ 19-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (44) 177.37 7,804.28$ 19-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (131) 177.37 23,235.47$ 19-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 46 177.37 8,159.02$ 19-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (11,470) 177.37 2,034,433.90$ 19-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 2,687 177.37 476,593.19$ 19-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 9 177.37 1,596.33$ 19-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 1,381 177.37 244,947.97$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,648 177.40 292,349.60$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,730 177.40 661,689.32$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,311 177.40 587,360.14$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,311 177.40 232,566.94$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (752) 183.09 137,683.68$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (28) 183.09 5,126.52$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,320) 183.09 1,340,218.80$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (63) 183.09 11,534.67$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,147 183.09 1,674,724.23$ 19-Jun-26 J.P. MORGAN SECURITIES PLC Exchange Traded Derivatives - Option - Equity Sell (84,300) - -$ 19-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (804) 177.37 142,605.48$ 19-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 226 177.37 40,085.62$ 19-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 74 177.37 13,125.38$ 19-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (419) 177.37 74,318.03$ 19-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (306) 177.37 54,275.22$ 19-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (1,173) 178.55 209,439.15$ 19-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (3,115) 178.55 556,183.25$ 19-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 8,777 177.37 1,556,776.49$ 19-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 28 178.56 4,999.76$ 19-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (1,741) 178.55 310,855.55$ 19-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 21,000 - -$ 19-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 8,414 - -$ 19-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 11,886 - -$ 19-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (356) - -$ 19-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 907 - -$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 120 177.37 21,284.40$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (120) 177.37 21,284.40$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4 177.37 709.48$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4) 177.37 709.48$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,946) 175.99 1,398,416.54$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,946 175.99 1,398,416.54$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,987 175.99 1,053,652.13$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,987) 175.99 1,053,652.13$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 124 177.00 21,948.00$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 78 176.60 13,775.19$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 137 176.52 24,182.94$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 448 176.68 79,152.23$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 119 176.35 20,985.11$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (53) 176.05 9,330.65$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,804 176.44 318,293.76$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 824 176.53 145,464.30$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 439 176.32 77,403.07$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,474 176.33 259,905.98$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 44 176.43 7,763.00$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,912) 175.99 336,492.88$ 22-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (20) 175.99 3,519.80$ 22-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 208 175.99 36,605.92$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 71 176.02 12,497.16$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 122 176.02 21,474.00$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,311) 177.37 587,272.07$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (475) 177.37 84,250.75$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (824) 177.37 146,152.88$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,474) 177.37 261,443.38$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (78) 177.37 13,834.86$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (155) 175.99 27,278.45$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 155 175.99 27,278.45$ 22-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 298 176.88 52,708.75$ 22-Jun-26 J.P. MORGAN SE Equity Buy 1,806 175.99 317,837.94$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (3,500) - -$ 22-Jun-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (230) 176.86 40,678.17$ 4/28

TRADES FOR RELEVANT PERIOD Appendix 22-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (81) 175.99 14,255.19$ 22-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to deliver the shares/par/units (396) - -$ 22-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (3,026) 175.99 532,545.74$ 22-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 19,893 - -$ 22-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 17,253 - -$ 22-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 495 - -$ 22-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 9,300 - -$ 22-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 477 - -$ 22-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 30,700 - -$ 22-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 11,630 - -$ 22-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 580 - -$ 22-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (11,157) - -$ 22-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (30,700) - -$ 22-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (7,089) - -$ 22-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (87,911) - -$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (276) 175.99 48,573.24$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 177.42 1,419.36$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8 177.42 1,419.36$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (233) 177.56 41,371.48$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,499) 176.02 439,873.98$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,499 176.02 439,873.98$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,822 176.02 320,708.44$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,822) 176.02 320,708.44$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,297 176.06 228,343.59$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 182 176.05 32,040.44$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 447 176.05 78,692.74$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 638 176.25 112,446.34$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 119 176.34 20,983.92$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 433 176.54 76,442.04$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 108 176.44 19,056.01$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 329 176.21 57,973.71$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 46 176.01 8,096.47$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (44) 177.32 7,801.95$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (757) 176.30 133,455.41$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 233 177.67 41,396.92$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4) 177.20 708.78$ 23-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (93) 176.02 16,369.86$ 23-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 248 176.02 43,652.96$ 23-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (150) 176.02 26,403.00$ 23-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (439) 176.02 77,272.78$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (276) 175.99 48,573.24$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (433) 175.99 76,203.67$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (46) 175.99 8,095.54$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (36,192) 175.99 6,369,430.08$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 2,408 - -$ 23-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (1,905) 176.02 335,318.10$ 23-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (610) 176.92 107,920.83$ 23-Jun-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (8,038) 176.05 1,415,106.78$ 23-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (1,459) 176.02 256,813.18$ 23-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 396 - -$ 23-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (12,749) 176.02 2,244,078.98$ 23-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 8,104 - -$ 23-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 30,000 - -$ 23-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 3,400 - -$ 23-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 13,000 - -$ 23-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 927 - -$ 23-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 5,946 - -$ 23-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,668 - -$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (14,868) - -$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (60,722) - -$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (342,540) - -$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (45,545) - -$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (20,000) - -$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (21,894) - -$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (55,758) - -$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (227,979) - -$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (105,479) - -$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (86,086) - -$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (69) 176.02 12,145.38$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,159) 173.27 200,819.93$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (148) 173.27 25,643.96$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,159 173.27 200,819.93$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,093) 173.92 190,094.56$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 119 173.13 20,601.95$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 190 173.13 32,895.45$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,850 172.47 319,061.67$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10 172.56 1,725.62$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 160 172.43 27,588.50$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,472 172.62 426,727.21$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 169,853 173.92 29,540,833.76$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 170 172.80 29,375.60$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,357 172.37 233,905.70$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (120) 174.53 20,943.60$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 39 173.92 6,782.88$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13,332 172.72 2,302,737.04$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,185) 176.02 208,583.70$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,850) 176.02 325,637.00$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (160) 176.02 28,163.20$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (31) 173.92 5,391.52$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 19 173.92 3,304.48$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 31 173.92 5,391.52$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (19) 173.92 3,304.48$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (35) 173.92 6,087.20$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 35 173.92 6,087.20$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (207) 173.92 36,001.44$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 207 173.92 36,001.44$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (5) 173.92 869.60$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (16) 173.92 2,782.72$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (4) 173.92 695.68$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 4 173.92 695.68$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (17) 173.92 2,956.64$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 2 173.92 347.84$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (15) 173.92 2,608.80$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (2) 173.92 347.84$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 15 173.92 2,608.80$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (1) 173.92 173.92$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 1 173.92 173.92$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 3 173.92 521.76$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (3) 173.92 521.76$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (6) 173.92 1,043.52$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 6 173.92 1,043.52$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (6) 173.92 1,043.52$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (1) 173.92 173.92$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 6 173.92 1,043.52$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (122) 173.92 21,218.24$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 122 173.92 21,218.24$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 1 173.92 173.92$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (1) 173.92 173.92$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (107) 173.92 18,609.44$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 107 173.92 18,609.44$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (28) 173.92 4,869.76$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 28 173.92 4,869.76$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 600,000 - -$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (491) 173.92 85,394.72$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 2,343 173.92 407,494.56$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (26) 173.92 4,521.92$ 24-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,164 - -$ 24-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 230 - -$ 24-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (230) - -$ 24-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 36,836 - -$ 24-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 4,500 - -$ 24-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,381 - -$ 24-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,060) - -$ 24-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,060 - -$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,571) 173.92 273,228.32$ 5/28

TRADES FOR RELEVANT PERIOD Appendix 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (118) 171.90 20,284.20$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 118 171.90 20,284.20$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (43) 169.31 7,280.33$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (335) 169.37 56,738.95$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 335 169.37 56,738.95$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 875 170.12 148,854.16$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 304 170.55 51,846.55$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7) 169.70 1,187.87$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 56 169.98 9,518.97$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (31) 169.60 5,257.51$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (372) 169.65 63,110.41$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 119 170.10 20,242.16$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1) 169.77 169.77$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,133 170.44 193,113.53$ 25-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 907 170.60 154,732.49$ 25-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 229 170.47 39,037.54$ 25-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 6 171.18 1,027.10$ 25-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 105 169.97 17,846.59$ 25-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 597 169.87 101,414.87$ 25-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (99) 169.99 16,829.01$ 25-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 25 169.99 4,249.75$ 25-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 55 170.88 9,398.48$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,245 170.24 552,444.98$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (875) 173.92 152,180.00$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (56) 173.92 9,739.52$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 537 169.99 91,284.63$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (537) 169.99 91,284.63$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 69 169.99 11,729.31$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 124 169.99 21,078.76$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (124) 169.99 21,078.76$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,459) 173.92 1,471,189.28$ 25-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (153) 173.92 26,609.76$ 25-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (149) 173.92 25,914.08$ 25-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 299 173.92 52,002.08$ 25-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (153) 173.92 26,609.76$ 25-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (299) 173.92 52,002.08$ 25-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 153 173.92 26,609.76$ 25-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (1,161) 169.99 197,358.39$ 25-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 810 - -$ 25-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 205 171.32 35,119.74$ 25-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 600 - -$ 25-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 36,914 - -$ 25-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 974 - -$ 25-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (62,193) - -$ 25-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 9,676 - -$ 25-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (600) - -$ 25-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 230 - -$ 25-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,604 - -$ 25-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (230) - -$ 25-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,604) - -$ 25-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,080 - -$ 25-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,080) - -$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 21 172.84 3,629.64$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 21 172.65 3,625.55$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (282) 173.64 48,966.48$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 282 173.64 48,966.48$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (69) 173.64 11,981.16$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,076) 173.64 1,055,036.64$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (40,176) 173.64 6,976,160.64$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 40,176 173.64 6,976,160.64$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 30,238 173.64 5,250,526.32$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (30,238) 173.64 5,250,526.32$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 463 173.64 80,395.32$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (463) 173.64 80,395.32$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,147 172.89 198,301.97$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 702 172.54 121,125.56$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 306 172.65 52,831.37$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,577) 173.64 1,662,950.28$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 32 172.53 5,520.96$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 550 173.64 95,502.00$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (173) 172.65 29,869.01$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,720 173.90 1,168,611.09$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,360 173.90 584,305.55$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,072 173.90 1,229,824.05$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (172) 169.99 29,238.28$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (702) 169.99 119,332.98$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (32) 169.99 5,439.68$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 345 173.23 59,763.67$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (12,795) - -$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (10,000) - -$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (6,000) - -$ 26-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (199) 173.64 34,554.36$ 26-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (5,946) - -$ 26-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (6,259) - -$ 26-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,863) - -$ 26-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (480) - -$ 26-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 7,888 - -$ 26-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,200 - -$ 26-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,200) - -$ 26-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 7,520 - -$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (205) 173.64 35,596.20$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 205 173.64 35,596.20$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 32 172.26 5,512.32$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (32) 172.26 5,512.32$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (19,966) 174.10 3,476,080.60$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 19,966 174.10 3,476,080.60$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15,041 174.10 2,618,638.10$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15,041) 174.10 2,618,638.10$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,516) 174.10 263,935.60$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,516 174.10 263,935.60$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,483 174.10 258,190.30$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,483) 174.10 258,190.30$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 53 174.13 9,229.15$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,112 172.74 192,081.75$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 266 173.06 46,032.73$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (260) 172.52 44,855.07$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,788) 174.09 833,550.03$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 33 172.74 5,700.50$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (110) 173.47 19,081.37$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 404 172.82 69,820.94$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 235 173.21 40,703.53$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,792 174.04 311,874.46$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 300 174.10 52,230.00$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,152 174.44 724,265.66$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,076 174.44 362,132.83$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,394 174.44 766,479.60$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,720 172.89 1,161,839.08$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,360 172.89 580,919.54$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,137 172.89 1,233,935.34$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (345) 173.64 59,905.80$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (300) 173.64 52,092.00$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (266) 173.64 46,188.24$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (33) 173.64 5,730.12$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (235) 173.64 40,805.40$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10) 174.10 1,741.00$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10 174.10 1,741.00$ 29-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 968 172.65 167,125.30$ 29-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,575 - -$ 29-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 58 174.10 10,097.80$ 29-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 3,873 - -$ 29-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 4,469 - -$ 29-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 17,192 - -$ 29-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 64,000 - -$ 29-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (30,700) - -$ 29-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,000 - -$ 6/28

TRADES FOR RELEVANT PERIOD Appendix 30-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (10,601) - -$ 30-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow 32,206 - -$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,968) 173.38 861,370.37$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,814 172.29 312,538.78$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (186) 172.51 32,086.86$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3 172.51 517.53$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15,840 172.51 2,732,558.40$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (21,086) 172.51 3,637,545.86$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15,840) 172.51 2,732,558.40$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 21,086 172.51 3,637,545.86$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 172.51 172.51$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (665) 172.65 114,815.16$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,149 172.47 198,166.90$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 407 173.03 70,424.86$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 34 172.10 5,851.30$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 379 172.44 65,356.31$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 245 172.32 42,218.74$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 201 173.15 34,803.33$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,058) 172.51 872,555.58$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,173 173.27 376,524.17$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 576 173.16 99,739.95$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 300 171.55 51,465.00$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,062 172.51 183,205.62$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3 172.14 516.42$ 30-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 295 172.51 50,890.45$ 30-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (76) 172.51 13,110.76$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 627 172.53 108,177.25$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (128) 174.10 22,284.80$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (245) 174.10 42,654.50$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (34) 174.10 5,919.40$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 186 172.51 32,086.86$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (186) 172.51 32,086.86$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (247) 172.51 42,609.97$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 247 172.51 42,609.97$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12,860) 174.10 2,238,926.00$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (2,408) - -$ 30-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (382) 171.96 65,687.84$ 30-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 343 172.51 59,170.93$ 30-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 525 - -$ 30-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 31 172.51 5,347.81$ 30-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 3,732 - -$ 30-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 828 - -$ 30-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 749 - -$ 30-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 267 - -$ 30-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,016) - -$ 30-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (4,188) - -$ 30-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (112) - -$ 30-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,000) - -$ 1-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (20,000) - -$ 1-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow 1,400,000 - -$ 1-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,983) - -$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 94 170.81 16,056.14$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (94) 170.81 16,056.14$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (787) 170.81 134,427.47$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 787 170.81 134,427.47$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (230) 170.81 39,286.30$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 230 170.81 39,286.30$ 1-Jul-26 J.P. MORGAN SECURITIES PLC Equity Buy 47 170.81 8,028.07$ 1-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (47) 170.81 8,028.07$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,813 170.81 309,678.53$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 102 171.80 17,523.11$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (47) 172.71 8,117.16$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 318 171.83 54,640.61$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 28 171.79 4,810.08$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 88 171.37 15,080.47$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,945 172.39 335,290.33$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 63 172.13 10,844.37$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 110 171.49 18,863.47$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 279 172.01 47,989.81$ 1-Jul-26 J.P. MORGAN SECURITIES PLC Equity Buy 91 172.33 15,682.32$ 1-Jul-26 J.P. MORGAN SECURITIES PLC Equity Buy 6 172.32 1,033.91$ 1-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (162) 172.02 27,867.81$ 1-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (171) 171.89 29,393.77$ 1-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (1,693) 171.95 291,118.03$ 1-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (40) 170.81 6,832.40$ 1-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (289) 170.81 49,364.09$ 1-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (38) 170.81 6,490.78$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (318) 172.51 54,858.18$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (28) 172.51 4,830.28$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,090 171.14 357,677.42$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 112 171.14 19,167.40$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 22,000 - -$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 500 - -$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (17,205) - -$ 1-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 100 173.07 17,307.00$ 1-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (351) 173.08 60,750.31$ 1-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Sell (1,508) 173.08 261,001.32$ 1-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 133 170.81 22,717.73$ 1-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Sell (1,816) 173.08 314,309.28$ 1-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (248) - -$ 1-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,563 - -$ 1-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 425 - -$ 1-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 67,448 - -$ 1-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 8,481 - -$ 1-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 356 - -$ 1-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 16,836 - -$ 1-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 9,376 - -$ 2-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (50,000) - -$ 2-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (34,913) 171.27 5,979,549.51$ 2-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 34,913 171.27 5,979,549.51$ 2-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 27 171.27 4,624.29$ 2-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,543) 171.02 1,289,969.01$ 2-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10) 169.33 1,693.30$ 2-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 91 170.17 15,485.08$ 2-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11 168.59 1,854.49$ 2-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 152 170.34 25,891.37$ 2-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,811 170.62 308,998.33$ 2-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 934 170.14 158,912.27$ 2-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (18,199) 171.27 3,116,942.73$ 2-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (88) 170.72 15,023.25$ 2-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 54 170.70 9,217.80$ 2-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 202 170.95 34,532.11$ 2-Jul-26 J.P. MORGAN SECURITIES PLC Equity Buy 375 171.27 64,226.25$ 2-Jul-26 J.P. MORGAN SECURITIES PLC Equity Buy 6 171.27 1,027.62$ 2-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 26,178 171.27 4,483,506.06$ 2-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (26,178) 171.27 4,483,506.06$ 2-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 32 171.05 5,473.62$ 2-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11) 170.81 1,878.91$ 2-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (91) 170.81 15,543.71$ 2-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15,693) 171.27 2,687,740.11$ 2-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 34 171.30 5,824.34$ 2-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 39,000 - -$ 2-Jul-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 12 169.33 2,031.96$ 2-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (3,362) 169.33 569,291.16$ 2-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,050 - -$ 2-Jul-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 186 169.33 31,495.38$ 2-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (984) - -$ 2-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 984 - -$ 2-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 538,950 - -$ 2-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 35,100 - -$ 2-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 124 - -$ 2-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (124) - -$ 2-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 9,200 - -$ 2-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,800 - -$ 2-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 34,000 - -$ 7/28

TRADES FOR RELEVANT PERIOD Appendix 3-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (154) 171.27 26,375.58$ 3-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 154 171.27 26,375.58$ 3-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,854) 171.27 831,344.58$ 3-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (24) 170.29 4,086.87$ 3-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,787 171.75 478,679.92$ 3-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (60) 170.37 10,221.97$ 3-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,279) 170.94 389,580.56$ 3-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 354 171.70 60,781.31$ 3-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (96) 171.56 16,470.01$ 3-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1) 171.68 171.68$ 3-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 56 171.56 9,607.58$ 3-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (110) 171.53 18,868.55$ 3-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (131) 171.16 22,421.96$ 3-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (46) 171.16 7,873.36$ 3-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 35 171.19 5,991.80$ 3-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (56) 171.27 9,591.12$ 3-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 67 171.16 11,467.72$ 3-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (67) 171.16 11,467.72$ 3-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 10,000 - -$ 3-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 120,000 - -$ 3-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,000 - -$ 3-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 5,232 - -$ 6-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (150,000) - -$ 6-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (102,971) - -$ 6-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (59,824) - -$ 6-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (59,865) - -$ 6-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (52,049) - -$ 6-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (25,841) - -$ 6-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (19,955) - -$ 6-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (16,455) - -$ 6-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (14,700) - -$ 6-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (425) 171.16 72,743.00$ 6-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,281 171.08 219,158.10$ 6-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 17 171.08 2,908.42$ 6-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 154 170.94 26,324.21$ 6-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 100 170.88 17,088.28$ 6-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5) 170.67 853.35$ 6-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (28) 171.17 4,792.76$ 6-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 171.17 171.17$ 6-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 171.17 1,369.36$ 6-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (17) 171.16 2,909.72$ 6-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3) 171.16 513.48$ 6-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (120,000) - -$ 6-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (22,000) - -$ 6-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (543,980) - -$ 6-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (338) 171.74 58,047.51$ 6-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 186 171.17 31,837.62$ 6-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 10,000 - -$ 6-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (213,300) - -$ 6-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (28,000) - -$ 6-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 3,223 - -$ 6-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 21,853 - -$ 6-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 7,600 - -$ 7-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (530) 167.83 88,949.90$ 7-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 530 167.83 88,949.90$ 7-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (22) 168.14 3,699.08$ 7-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (397) 168.14 66,751.58$ 7-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 397 168.14 66,751.58$ 7-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 584 168.32 98,297.06$ 7-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 386 168.02 64,854.37$ 7-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 40 167.91 6,716.22$ 7-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 117 168.33 19,694.31$ 7-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6 167.33 1,003.98$ 7-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 216 167.74 36,232.70$ 7-Jul-26 J.P. MORGAN SECURITIES PLC Equity Buy 407 168.14 68,432.98$ 7-Jul-26 J.P. MORGAN SECURITIES PLC Equity Buy 78 168.14 13,114.92$ 7-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (40) 171.17 6,846.80$ 7-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (386) 171.17 66,071.62$ 7-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (29) 171.17 4,963.93$ 7-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 52 168.17 8,745.03$ 7-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (500) - -$ 7-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (10,000) - -$ 7-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (39,000) - -$ 7-Jul-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (334) 169.50 56,613.00$ 7-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 2,968 168.14 499,039.52$ 7-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,578 - -$ 7-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (155) 169.50 26,272.50$ 7-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 3,018 - -$ 7-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 11,369 - -$ 7-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 45,592 - -$ 7-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 994 - -$ 7-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (7,888) - -$ 7-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (36,418) - -$ 7-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (12,000) - -$ 8-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (161,035) - -$ 8-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (39,232) - -$ 8-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (2,024) - -$ 8-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (11,433) - -$ 8-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (32,206) - -$ 8-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (14,033) - -$ 8-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (177,810) - -$ 8-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (82,596) - -$ 8-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (152,190) - -$ 8-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (3,869) - -$ 8-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (661) - -$ 8-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (30,000) - -$ 8-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (239,568) - -$ 8-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (199,899) - -$ 8-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (717) - -$ 8-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (694) - -$ 8-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (11,131) - -$ 8-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,920) - -$ 8-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (60,000) - -$ 8-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (45,786) - -$ 8-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow 56,876 - -$ 8-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,039) 168.14 342,837.46$ 8-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (110) 168.14 18,495.40$ 8-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 110 168.14 18,495.40$ 8-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 112 163.85 18,351.20$ 8-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (112) 163.85 18,351.20$ 8-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,246 164.42 204,867.78$ 8-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 86 164.11 14,113.05$ 8-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (828) 164.87 136,510.42$ 8-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (74) 164.76 12,192.05$ 8-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 411 164.04 67,419.02$ 8-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2) 163.35 326.71$ 8-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (307) 164.23 50,418.71$ 8-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (39) 164.99 6,434.44$ 8-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 28,000 164.04 4,593,160.01$ 8-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12,000) 163.41 1,960,920.00$ 8-Jul-26 J.P. MORGAN SECURITIES PLC Equity Buy 81 163.85 13,271.85$ 8-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (1,920) 163.85 314,592.00$ 8-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,200 164.10 689,202.26$ 8-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (86) 168.14 14,460.04$ 8-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 55 163.88 9,013.55$ 8-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (200,000) - -$ 8-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (600,000) - -$ 8-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 1,950,000 - -$ 8-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (372) 163.85 60,952.20$ 8-Jul-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 54 165.98 8,962.92$ 8-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 350 163.85 57,347.50$ 8-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (1,819) 165.98 301,917.62$ 8-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 62 163.85 10,158.70$ 8-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (50) 165.98 8,299.00$ 8-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (836) 163.85 136,978.60$ 8/28

TRADES FOR RELEVANT PERIOD Appendix 8-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to deliver the shares/par/units (1,455) - -$ 8-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 315 - -$ 8-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (315) - -$ 8-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 82,400 - -$ 8-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (61,589) - -$ 8-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (12,381) - -$ 8-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (3,223) - -$ 8-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 6,000 - -$ 8-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 65 - -$ 8-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (65) - -$ 8-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,740) - -$ 8-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,740 - -$ 9-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow 5,000 - -$ 9-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow 1,357 - -$ 9-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow 17,314 - -$ 9-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow 785 - -$ 9-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow 544 - -$ 9-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (70,963) - -$ 9-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (5,434) - -$ 9-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (650) 163.85 106,502.50$ 9-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 650 163.85 106,502.50$ 9-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (31) 163.85 5,079.35$ 9-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 31 163.85 5,079.35$ 9-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (89) 163.85 14,582.65$ 9-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 89 163.85 14,582.65$ 9-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (84,773) 163.85 13,890,056.05$ 9-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (55) 158.22 8,702.10$ 9-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 55 158.22 8,702.10$ 9-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,036) 158.52 481,266.72$ 9-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,036 158.52 481,266.72$ 9-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 68 157.72 10,724.63$ 9-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (35) 157.74 5,520.79$ 9-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,249 157.67 196,929.45$ 9-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,400) 158.01 221,214.69$ 9-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 101 157.88 15,946.10$ 9-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (20) 158.20 3,164.00$ 9-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (109) 157.61 17,179.64$ 9-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6) 158.31 949.86$ 9-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 717 157.53 112,951.24$ 9-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,598) 158.52 253,314.96$ 9-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2 157.41 314.82$ 9-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,212 157.92 191,397.40$ 9-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (42) 158.52 6,657.84$ 9-Jul-26 J.P. MORGAN SECURITIES PLC Equity Buy 394 158.52 62,456.88$ 9-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,864 158.52 295,481.28$ 9-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,864) 158.52 295,481.28$ 9-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (68) 163.85 11,141.80$ 9-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5 158.55 792.76$ 9-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 45,000 - -$ 9-Jul-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (3,584) 157.94 566,068.43$ 9-Jul-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (10,232) 157.94 1,616,074.82$ 9-Jul-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (38,441) 157.94 6,071,494.55$ 9-Jul-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (82) 157.60 12,922.84$ 9-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (225) 157.60 35,459.01$ 9-Jul-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (553) 157.60 87,150.37$ 9-Jul-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (66) 157.94 10,424.25$ 9-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (569) 157.60 89,671.90$ 9-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (94) 157.94 14,846.66$ 9-Jul-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (622) 157.94 98,240.67$ 9-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (2,367) 157.94 373,851.55$ 9-Jul-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (3,428) 157.94 541,429.29$ 9-Jul-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (10,091) 157.94 1,593,804.83$ 9-Jul-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (16,476) 157.94 2,602,272.16$ 9-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 111 158.52 17,595.72$ 9-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 63 158.52 9,986.76$ 9-Jul-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (10) 157.94 1,579.43$ 9-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (25) 157.94 3,948.58$ 9-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (68) 157.94 10,740.14$ 9-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (10,452) 157.60 1,647,189.21$ 9-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (27) 157.94 4,264.47$ 9-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (216) 157.60 34,040.65$ 9-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (796) 157.60 125,446.10$ 9-Jul-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (5,234) 157.60 824,855.37$ 9-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (1,327) 158.52 210,356.04$ 9-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (1,241) 157.94 196,007.51$ 9-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (19,929) 157.60 3,140,722.71$ 9-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (63,900) 157.60 10,070,358.84$ 9-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (7,588) 157.94 1,198,473.00$ 9-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 10,098 - -$ 9-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (11,854) - -$ 9-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (12,691) - -$ 9-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (927) - -$ 9-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 638 - -$ 9-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,147 - -$ 9-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,010) - -$ 9-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 661 - -$ 9-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (798) - -$ 9-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 7,888 - -$ 9-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,980 - -$ 9-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 805 - -$ 9-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,140) - -$ 9-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 335 - -$ 10-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow 2,858 - -$ 10-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow 16,843 - -$ 10-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow 526 - -$ 10-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow 332 - -$ 10-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow 4,441 - -$ 10-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,538 163.16 740,412.66$ 10-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,041 163.37 170,069.22$ 10-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 101 163.84 16,548.23$ 10-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,000) 164.49 1,315,920.00$ 10-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (18) 163.69 2,946.36$ 10-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (338) 162.73 55,004.28$ 10-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (44) 164.49 7,237.56$ 10-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (75) 158.52 11,889.00$ 10-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 75 163.54 12,265.26$ 10-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 43 164.52 7,074.48$ 10-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 111 164.49 18,258.39$ 10-Jul-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 1,429 164.49 235,056.21$ 10-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,578 - -$ 10-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Sell (113) 161.30 18,226.90$ 10-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 500 - -$ 10-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 18,000 - -$ 10-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,411 - -$ 10-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (34,000) - -$ 13-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow 34,774 - -$ 13-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow 19,840 - -$ 13-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow 2,831 - -$ 13-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow 1,329 - -$ 13-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,827) 164.04 463,734.74$ 13-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6) 164.10 984.60$ 13-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 102 164.11 16,739.52$ 13-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (152) 164.04 24,933.77$ 13-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 253 164.05 41,505.82$ 13-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,780 163.98 291,886.47$ 13-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 21 165.01 3,465.23$ 13-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 220 163.99 36,076.80$ 13-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (476) 163.99 78,059.60$ 13-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,627) 164.28 267,275.53$ 13-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8 164.06 1,312.48$ 13-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,000) 163.85 655,410.00$ 13-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9 164.03 1,476.29$ 13-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (15) 164.07 2,461.00$ 13-Jul-26 J.P. MORGAN SECURITIES PLC Equity Buy 14 164.10 2,297.37$ 13-Jul-26 J.P. MORGAN SECURITIES PLC Equity Buy 33 164.06 5,413.97$ 9/28

TRADES FOR RELEVANT PERIOD Appendix 13-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (43) 164.03 7,053.29$ 13-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (35) 164.09 5,743.17$ 13-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (1) 163.13 163.13$ 13-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (175) 164.49 28,785.75$ 13-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 175 164.49 28,785.75$ 13-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (207) 164.03 33,954.21$ 13-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 207 164.03 33,954.21$ 13-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 538 164.06 88,265.79$ 13-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,162) 164.49 684,607.38$ 13-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 164.49 1,315.92$ 13-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (33,925) 164.03 5,564,717.75$ 13-Jul-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (336) 164.03 55,114.08$ 13-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 10 163.78 1,637.80$ 13-Jul-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (25) 163.78 4,094.50$ 13-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,052 - -$ 13-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 186 164.03 30,509.58$ 13-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 60 163.78 9,826.80$ 13-Jul-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 140 163.78 22,929.20$ 13-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (34,484) - -$ 13-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (30,000) - -$ 13-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (24,161) - -$ 13-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 24,000 - -$ 13-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,280 - -$ 13-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 7,888 - -$ 14-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow 1,200 - -$ 14-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow 96,614 - -$ 14-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow 330 - -$ 14-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow 3,056 - -$ 14-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (166) 163.61 27,159.26$ 14-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 166 163.61 27,159.26$ 14-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (207) 163.61 33,867.27$ 14-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 281 163.42 45,921.63$ 14-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,186 163.59 194,022.07$ 14-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 615 162.85 100,152.75$ 14-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 176 163.80 28,828.28$ 14-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 17 163.66 2,782.25$ 14-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 106 163.48 17,328.98$ 14-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (27) 163.15 4,405.17$ 14-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 163.23 1,305.85$ 14-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (36) 163.61 5,889.96$ 14-Jul-26 J.P. MORGAN SECURITIES PLC Equity Buy 1 163.61 163.61$ 14-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 664 163.86 108,800.00$ 14-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,575 163.86 1,405,060.18$ 14-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,579 163.86 258,727.70$ 14-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 48 163.70 7,857.56$ 14-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 111 163.70 18,170.61$ 14-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 74 163.70 12,113.74$ 14-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 259 163.70 42,398.10$ 14-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,420 163.40 1,212,417.88$ 14-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,374 163.40 224,509.73$ 14-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,134 163.58 349,078.46$ 14-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,134 163.83 349,610.57$ 14-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 918 163.58 150,165.90$ 14-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 176 163.83 28,833.46$ 14-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 918 163.83 150,394.80$ 14-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 408 163.83 66,841.20$ 14-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (538) 164.03 88,248.14$ 14-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (435) 164.03 71,353.05$ 14-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (453) 164.03 74,305.59$ 14-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (266) 164.03 43,631.98$ 14-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (17) 164.03 2,788.51$ 14-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 76 163.83 12,450.81$ 14-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 395 163.83 64,712.36$ 14-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 395 163.58 64,613.87$ 14-Jul-26 J.P. MORGAN SE Equity Sell (5,202) 163.61 851,099.22$ 14-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 32 164.09 5,250.88$ 14-Jul-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 229 164.09 37,576.61$ 14-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 570 164.09 93,531.30$ 14-Jul-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (65) 164.03 10,661.95$ 14-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Sell (105) 164.03 17,223.15$ 14-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (168) 164.03 27,557.04$ 14-Jul-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (200) 164.03 32,806.00$ 14-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Sell (578) 164.03 94,809.34$ 14-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (3,200) - -$ 14-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 173 - -$ 14-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 3,050 - -$ 14-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 719 - -$ 14-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 20,000 - -$ 14-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,406 - -$ 14-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 403 - -$ 15-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 278 165.59 46,032.75$ 15-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (84) 165.68 13,917.02$ 15-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 197 165.65 32,632.25$ 15-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,009 165.67 498,493.98$ 15-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 29 165.89 4,810.89$ 15-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6) 165.51 993.07$ 15-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (128) 165.84 21,227.52$ 15-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (27) 165.71 4,474.07$ 15-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 863 165.47 142,800.61$ 15-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 105 165.63 17,391.46$ 15-Jul-26 J.P. MORGAN SECURITIES PLC Equity Buy 166 165.47 27,468.02$ 15-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (28) 165.47 4,633.16$ 15-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (25) 165.47 4,136.75$ 15-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,402 165.50 728,544.62$ 15-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,677 165.50 608,554.88$ 15-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,540 165.50 254,874.76$ 15-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,200 165.50 364,106.81$ 15-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11 167.32 1,840.52$ 15-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11) 167.32 1,840.52$ 15-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,649 165.47 603,800.03$ 15-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,649) 165.47 603,800.03$ 15-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,911) 165.47 481,683.17$ 15-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,911 165.47 481,683.17$ 15-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 232 165.47 38,389.04$ 15-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (232) 165.47 38,389.04$ 15-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 62 165.47 10,259.14$ 15-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (62) 165.47 10,259.14$ 15-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (29) 163.61 4,744.69$ 15-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 70 165.47 11,582.90$ 15-Jul-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (1,139) 167.80 191,124.20$ 15-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to deliver the shares/par/units (1,455) - -$ 15-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to deliver the shares/par/units (873) - -$ 15-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (18,218) 165.47 3,014,532.46$ 15-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (44,752) 165.47 7,405,113.44$ 15-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1 - -$ 15-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 10,180 - -$ 15-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 15,000 - -$ 15-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 4,951 - -$ 15-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 10,760 - -$ 15-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,850 - -$ 15-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 200 - -$ 15-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 193,405 - -$ 16-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow 6,000 - -$ 16-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow 34,060 - -$ 16-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 176 164.92 29,025.92$ 16-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 39 163.90 6,392.23$ 16-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,296 164.89 213,697.44$ 16-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (225) 163.83 36,861.43$ 16-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,447 164.16 730,001.08$ 16-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 48 163.92 7,868.05$ 16-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 505 163.84 82,738.23$ 16-Jul-26 J.P. MORGAN SECURITIES PLC Equity Buy 148 164.89 24,403.72$ 16-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7 165.47 1,158.29$ 16-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7) 165.47 1,158.29$ 16-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (41) 164.32 6,737.12$ 10/28

TRADES FOR RELEVANT PERIOD Appendix 16-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 41 164.32 6,737.12$ 16-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 215 164.89 35,451.35$ 16-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (215) 164.89 35,451.35$ 16-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (61) 164.02 10,005.28$ 16-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,203) 164.89 857,922.67$ 16-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (39) 165.47 6,453.33$ 16-Jul-26 J.P. MORGAN SECURITIES PLC Equity Buy 43 164.89 7,090.27$ 16-Jul-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (441) 164.89 72,716.49$ 16-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 124 164.89 20,446.36$ 16-Jul-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (365) 164.92 60,195.80$ 16-Jul-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (185) 164.92 30,510.20$ 16-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (210,900) - -$ 16-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (32,824) - -$ 16-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (7,731) - -$ 17-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow 20,000 - -$ 17-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (3,100) - -$ 17-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (165) 160.33 26,454.45$ 17-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,466 160.95 557,852.70$ 17-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,466) 160.95 557,852.70$ 17-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,849) 160.95 458,546.55$ 17-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,849 160.95 458,546.55$ 17-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (29) 160.95 4,667.55$ 17-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 29 160.95 4,667.55$ 17-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 73 162.01 11,826.95$ 17-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,843 160.96 940,514.65$ 17-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 408 160.23 65,371.88$ 17-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,145 160.61 826,360.31$ 17-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 17 160.14 2,722.40$ 17-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 345 160.29 55,301.34$ 17-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11 160.39 1,764.25$ 17-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (506) 160.64 81,284.86$ 17-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 28 160.45 4,492.69$ 17-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (159) 160.37 25,498.15$ 17-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 808 160.95 130,047.60$ 17-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (518) 160.95 83,372.10$ 17-Jul-26 J.P. MORGAN SECURITIES PLC Equity Buy 1 160.95 160.95$ 17-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (43) 160.95 6,920.85$ 17-Jul-26 J.P. MORGAN SECURITIES PLC Equity Buy 53 160.95 8,530.35$ 17-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (18) 164.89 2,968.02$ 17-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (17) 164.89 2,803.13$ 17-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11) 164.89 1,813.79$ 17-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,197) 164.89 197,373.33$ 17-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (850) 160.35 136,300.31$ 17-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 246 160.95 39,593.70$ 17-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (87) 160.95 14,002.65$ 17-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (426,100) - -$ 17-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (3,050) - -$ 17-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (719) - -$ 17-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 124 - -$ 17-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,773 - -$ 20-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (40,000) - -$ 20-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow 30,000 - -$ 20-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (70,000) - -$ 20-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow 22,830 - -$ 20-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,299 157.98 205,218.10$ 20-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 49 157.97 7,740.71$ 20-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 160 158.99 25,438.22$ 20-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (141) 160.30 22,602.85$ 20-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 286 159.37 45,578.67$ 20-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (550) 158.56 87,205.79$ 20-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (260) 159.27 41,410.81$ 20-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 40 158.89 6,355.60$ 20-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (48) 158.53 7,609.34$ 20-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 673 158.95 106,971.58$ 20-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (28) 158.99 4,451.65$ 20-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (1) 159.20 159.20$ 20-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9) 160.95 1,448.55$ 20-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (139) 157.95 21,955.05$ 20-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 139 157.95 21,955.05$ 20-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (62) 157.95 9,792.90$ 20-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 62 157.95 9,792.90$ 20-Jul-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 1,464 160.29 234,669.10$ 20-Jul-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (21,859) 159.13 3,478,398.63$ 20-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (3,300) - -$ 20-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 15,000 - -$ 20-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 20,000 - -$ 20-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 7,000 - -$ 20-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 7,459 - -$ 20-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 6,631 - -$ 20-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 361 - -$ 20-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,668) - -$ 20-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (6,141) - -$ 21-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,150) 157.99 813,648.50$ 21-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,037) 157.99 795,795.63$ 21-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,037 157.99 795,795.63$ 21-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6 156.81 940.88$ 21-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 185 157.27 29,095.48$ 21-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 160 157.31 25,170.30$ 21-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (230) 156.93 36,093.83$ 21-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 716 156.89 112,329.84$ 21-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,377 157.27 216,557.23$ 21-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (130) 157.43 20,465.51$ 21-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (43) 156.73 6,739.35$ 21-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (87) 157.99 13,745.13$ 21-Jul-26 J.P. MORGAN SECURITIES PLC Equity Buy 3,630 157.99 573,503.70$ 21-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (19) 157.22 2,987.25$ 21-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,300 157.34 1,305,918.36$ 21-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 21,007 157.99 3,318,895.93$ 21-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow 42,278 - -$ 21-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 71,179 - -$ 21-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (476) 157.99 75,203.24$ 21-Jul-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 540 157.99 85,314.60$ 21-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (1,542) 157.99 243,620.58$ 21-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (538,950) - -$ 21-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (176,500) - -$ 21-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (14,820) - -$ 21-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 198 - -$ 21-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 73,317 - -$ 21-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 17,000 - -$ 22-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (82) 161.81 13,268.16$ 22-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,044 161.92 169,046.61$ 22-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 659 162.16 106,862.43$ 22-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (123) 161.72 19,891.38$ 22-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12) 161.65 1,939.79$ 22-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,449 161.74 234,363.61$ 22-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (519) 161.81 83,978.56$ 22-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (236) 161.65 38,149.05$ 22-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (538) 161.68 86,983.07$ 22-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (174) 161.98 28,184.52$ 22-Jul-26 J.P. MORGAN SECURITIES PLC Equity Buy 70 161.98 11,338.60$ 22-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (5,290) 161.98 856,874.20$ 22-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 32 162.01 5,184.40$ 22-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 883 162.00 143,049.79$ 22-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 163 161.98 26,402.74$ 22-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (163) 161.98 26,402.74$ 22-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 62 161.98 10,042.76$ 22-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (62) 161.98 10,042.76$ 22-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1) 157.99 157.99$ 22-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,449) 157.99 228,927.51$ 22-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (10,397) - -$ 22-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (40,000) - -$ 22-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (15,000) - -$ 22-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow 100,000 - -$ 22-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow 118,273 - -$ 22-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow 3,662 - -$ 11/28

TRADES FOR RELEVANT PERIOD Appendix 22-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (85,000) - -$ 22-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (71,179) - -$ 22-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (45,000) - -$ 22-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (26,141) - -$ 22-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (541) 161.21 87,215.37$ 22-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,578 - -$ 22-Jul-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (13) 160.05 2,080.65$ 22-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 70 160.05 11,203.50$ 22-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (4,900) - -$ 22-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 22,734 - -$ 22-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (124) - -$ 22-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 234 - -$ 22-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,312) - -$ 22-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,078 - -$ 22-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 10,260 - -$ 23-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (21) 163.92 3,442.32$ 23-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 21 163.92 3,442.32$ 23-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (36) 162.89 5,864.04$ 23-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 36 162.89 5,864.04$ 23-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 79 163.93 12,950.80$ 23-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 12 163.92 1,967.00$ 23-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 45 162.74 7,323.30$ 23-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (45) 162.74 7,323.30$ 23-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (51) 163.11 8,318.37$ 23-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (44) 162.99 7,171.37$ 23-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (69) 162.67 11,223.98$ 23-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 488 163.28 79,681.23$ 23-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 369 163.11 60,188.40$ 23-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 748 163.16 122,043.33$ 23-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (26) 163.11 4,240.76$ 23-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 971 162.76 158,044.24$ 23-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 25 162.77 4,069.31$ 23-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 20,062 162.74 3,264,889.88$ 23-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 88 162.74 14,321.12$ 23-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (748) 161.98 121,161.04$ 23-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow 1,324 - -$ 23-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (5,000) - -$ 23-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (110,000) - -$ 23-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow 145,582 - -$ 23-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow 8,191 - -$ 23-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow 1,809 - -$ 23-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (703) 163.47 114,918.78$ 23-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 13 163.94 2,131.22$ 23-Jul-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 238 163.94 39,017.72$ 23-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (2,860) 163.94 468,868.40$ 23-Jul-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (764) 162.74 124,333.36$ 23-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (15,000) - -$ 23-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (50,000) - -$ 23-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (21,859) - -$ 24-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 323 160.03 51,689.75$ 24-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (163) 159.78 26,044.77$ 24-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (228) 159.99 36,478.04$ 24-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 104 159.63 16,601.79$ 24-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (121) 159.74 19,327.99$ 24-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 971 159.32 154,701.66$ 24-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 77 159.33 12,268.70$ 24-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 22 160.02 3,520.48$ 24-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 47 160.00 7,520.13$ 24-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 512 159.86 81,847.95$ 24-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,474) 162.74 239,878.76$ 24-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (47) 162.74 7,648.78$ 24-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (6,000) - -$ 24-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (71,744) - -$ 24-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow 1,000,000 - -$ 24-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (20,000) - -$ 24-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 2,087 - -$ 24-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (1,000,000) - -$ 24-Jul-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 73 162.00 11,826.00$ 24-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 27 159.99 4,319.73$ 24-Jul-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (10,607) 158.76 1,684,010.81$ 24-Jul-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (25,002) 158.76 3,969,420.03$ 24-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,052 - -$ 24-Jul-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (3,667) 158.76 582,187.95$ 24-Jul-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (8,397) 158.76 1,333,142.15$ 24-Jul-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (14,959) 158.76 2,374,952.17$ 24-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 9,000 - -$ 24-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 9,000 - -$ 27-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (20,000) - -$ 27-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (111) 162.97 18,089.70$ 27-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (46) 162.17 7,459.87$ 27-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 53 163.23 8,651.04$ 27-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,138 162.21 346,806.66$ 27-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (70) 161.89 11,332.09$ 27-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (31) 161.86 5,017.78$ 27-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 167 162.64 27,161.25$ 27-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (150) 161.86 24,278.31$ 27-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 360 163.58 58,888.80$ 27-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7) 163.15 1,142.05$ 27-Jul-26 J.P. MORGAN SECURITIES PLC Equity Buy 226 163.10 36,861.69$ 27-Jul-26 J.P. MORGAN SECURITIES PLC Equity Buy 309 162.48 50,207.43$ 27-Jul-26 J.P. MORGAN SECURITIES PLC Equity Buy 353 162.39 57,325.22$ 27-Jul-26 J.P. MORGAN SECURITIES PLC Equity Buy 1,208 163.25 197,210.53$ 27-Jul-26 J.P. MORGAN SECURITIES PLC Equity Buy 11 162.31 1,785.44$ 27-Jul-26 J.P. MORGAN SECURITIES PLC Equity Buy 49 162.43 7,958.95$ 27-Jul-26 J.P. MORGAN SECURITIES PLC Equity Buy 1 163.58 163.58$ 27-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 126 163.59 20,612.73$ 27-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (32) 162.49 5,199.68$ 27-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 32 162.49 5,199.68$ 27-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (207) 161.88 33,509.16$ 27-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 207 161.88 33,509.16$ 27-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,985) 159.99 477,570.15$ 27-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (177) 159.99 28,318.23$ 27-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (25) 159.99 3,999.75$ 27-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 124,000 - -$ 27-Jul-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (456) 162.52 74,108.53$ 27-Jul-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (916) 162.52 148,867.13$ 27-Jul-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (1,840) 162.52 299,034.41$ 27-Jul-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (3,559) 162.52 578,404.05$ 27-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to deliver the shares/par/units (2,037) - -$ 27-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (73) 163.20 11,913.60$ 27-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 371 - -$ 27-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 17,971 - -$ 27-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 82,029 - -$ 27-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 27,000 - -$ 27-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 300 - -$ 27-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (13,783) - -$ 27-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 507 - -$ 27-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,336 - -$ 27-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (435) - -$ 27-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 19,764 - -$ 27-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (27,858) - -$ 27-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (73,317) - -$ 27-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,406) - -$ 27-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (17,361) - -$ 27-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (603) - -$ 28-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow 21,932 - -$ 28-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow 20,000 - -$ 28-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow 8,793 - -$ 28-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (42,278) - -$ 28-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow 56,052 - -$ 28-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow 93,775 - -$ 28-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow 15,000 - -$ 28-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow 29,183 - -$ 28-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow 3,100 - -$ 28-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow 6,850 - -$ 12/28

TRADES FOR RELEVANT PERIOD Appendix 28-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow 322 - -$ 28-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow 6,716 - -$ 28-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow 385 - -$ 28-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 141 159.56 22,498.23$ 28-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (127) 159.74 20,287.24$ 28-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,485) 159.66 1,354,692.02$ 28-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (61) 159.64 9,737.79$ 28-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,995 159.53 318,262.35$ 28-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,323 159.54 1,008,771.77$ 28-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 703 159.52 112,139.71$ 28-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (47) 159.70 7,505.83$ 28-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 335 159.60 53,465.41$ 28-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (40) 159.68 6,387.00$ 28-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (322) 163.58 52,672.76$ 28-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 322 163.58 52,672.76$ 28-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 69 159.53 11,007.57$ 28-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (69) 159.53 11,007.57$ 28-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 22 159.53 3,509.66$ 28-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (22) 159.53 3,509.66$ 28-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 294 161.32 47,429.21$ 28-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,293) 163.58 1,192,988.94$ 28-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (703) 163.58 114,996.74$ 28-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (156) 163.58 25,518.48$ 28-Jul-26 J.P. MORGAN SECURITIES PLC Equity Buy 7 159.48 1,116.36$ 28-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (7) 159.48 1,116.36$ 28-Jul-26 J.P. MORGAN SECURITIES PLC Equity Buy 1 159.48 159.48$ 28-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (5) 159.53 797.65$ 28-Jul-26 J.P. MORGAN SECURITIES PLC Equity Buy 5 159.53 797.65$ 28-Jul-26 J.P. MORGAN SECURITIES PLC Equity Buy 5 159.53 797.65$ 28-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (5) 159.53 797.65$ 28-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (2,087) - -$ 28-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (223,859) - -$ 28-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (802) 159.99 128,315.91$ 28-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (64) 161.27 10,321.47$ 28-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (4,823) 161.27 777,819.68$ 28-Jul-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (247) 159.53 39,403.91$ 28-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 45,300 - -$ 28-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 17,367 - -$ 28-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 32,633 - -$ 28-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (9,131) - -$ 28-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (9,932) - -$ 28-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (8,068) - -$ 28-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 28,983 - -$ 28-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,179 - -$ 29-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow 200,000 - -$ 29-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow 100,000 - -$ 29-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow 40,000 - -$ 29-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (10,000) - -$ 29-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (883) 159.53 140,864.99$ 29-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (250,000) - -$ 29-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (124,000) - -$ 29-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 58 165.42 9,594.54$ 29-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 150 166.79 25,018.89$ 29-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,908 166.83 318,319.17$ 29-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2 166.52 333.04$ 29-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,329 166.22 220,907.59$ 29-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (188) 166.20 31,244.70$ 29-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,985) 165.42 328,352.48$ 29-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (184) 166.79 30,689.72$ 29-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9) 166.78 1,501.03$ 29-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (58) 166.62 9,663.77$ 29-Jul-26 J.P. MORGAN SECURITIES PLC Equity Buy 75 165.39 12,404.25$ 29-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 564 165.67 93,435.34$ 29-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,488) 165.39 1,403,830.32$ 29-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,488 165.39 1,403,830.32$ 29-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (51) 165.39 8,434.89$ 29-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 51 165.39 8,434.89$ 29-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,485 165.39 1,072,554.15$ 29-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,485) 165.39 1,072,554.15$ 29-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 159.53 1,276.24$ 29-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (138) 159.53 22,015.14$ 29-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (847) 159.53 135,121.91$ 29-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (54,679) 159.53 8,722,940.87$ 29-Jul-26 J.P. MORGAN SECURITIES PLC Equity Buy 41 165.39 6,780.99$ 29-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (41) 165.39 6,780.99$ 29-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (1,787) 165.39 295,551.93$ 29-Jul-26 J.P. MORGAN SECURITIES PLC Equity Buy 30 165.39 4,961.70$ 29-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (199) 165.39 32,912.61$ 29-Jul-26 J.P. MORGAN SECURITIES PLC Equity Buy 199 165.39 32,912.61$ 29-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (3) 165.39 496.17$ 29-Jul-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 164 162.70 26,682.80$ 29-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,052 - -$ 29-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (254) 165.39 42,009.06$ 29-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Sell (80) 162.70 13,016.00$ 29-Jul-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (505) 162.70 82,163.50$ 29-Jul-26 JPMORGAN ASSET MANAGEMENT (CHINA) COMPANY LIMITED Equity Sell (33,105) 166.91 5,525,615.14$ 29-Jul-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (1,931) 165.39 319,368.09$ 29-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 130,000 - -$ 29-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 130,000 - -$ 29-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 383,201 - -$ 29-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 133,799 - -$ 29-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (15,800) - -$ 29-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (25,000) - -$ 29-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (23,145) - -$ 29-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (12,439) - -$ 29-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (170,233) - -$ 29-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (272,183) - -$ 29-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 25,000 - -$ 30-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow 500,000 - -$ 30-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (56,876) - -$ 30-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (450,000) - -$ 30-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 930 168.41 156,621.30$ 30-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (930) 168.41 156,621.30$ 30-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (101) 168.41 17,009.41$ 30-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 101 168.41 17,009.41$ 30-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (92) 168.41 15,493.72$ 30-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 92 168.41 15,493.72$ 30-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 217 168.41 36,544.97$ 30-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (59) 167.07 9,857.04$ 30-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (48) 167.07 8,019.12$ 30-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 166 166.53 27,643.98$ 30-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,022 166.58 170,249.04$ 30-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 50 166.77 8,338.67$ 30-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,980 166.94 664,402.55$ 30-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (76) 167.56 12,734.21$ 30-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6) 166.78 1,000.67$ 30-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (195) 166.85 32,536.05$ 30-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 260 167.40 43,524.00$ 30-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3 167.26 501.77$ 30-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 74 168.20 12,446.86$ 30-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (260) 165.39 43,001.40$ 30-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (166) 165.39 27,454.74$ 30-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,000) 165.39 330,780.00$ 30-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,418) 165.39 896,083.02$ 30-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,052 - -$ 30-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,578 - -$ 30-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 68 165.44 11,249.92$ 30-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (1,714) 165.44 283,564.16$ 30-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 150,000 - -$ 30-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (20,442) - -$ 30-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (10,260) - -$ 30-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,072 - -$ 31-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 208 170.60 35,483.88$ 31-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (127) 170.57 21,662.39$ 31-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 127 170.57 21,662.39$ 13/28

TRADES FOR RELEVANT PERIOD Appendix 31-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,648 170.57 281,099.36$ 31-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 480 171.03 82,093.68$ 31-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (390) 172.00 67,080.00$ 31-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,167 171.16 713,212.09$ 31-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (103) 170.70 17,582.49$ 31-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3) 170.23 510.69$ 31-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1) 171.96 171.96$ 31-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11) 171.12 1,882.33$ 31-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,032 170.57 176,028.24$ 31-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 44 170.60 7,506.58$ 31-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (387) 170.57 66,010.59$ 31-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (122) 170.57 20,809.54$ 31-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (3) 170.57 511.71$ 31-Jul-26 J.P. MORGAN SECURITIES PLC Equity Buy 504 170.57 85,967.28$ 31-Jul-26 J.P. MORGAN SECURITIES PLC Equity Buy 1,267 170.57 216,112.19$ 31-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,451) 168.41 581,182.91$ 31-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (64) 168.41 10,778.24$ 31-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 71 170.77 12,124.86$ 31-Jul-26 J.P. MORGAN SECURITIES PLC Equity Buy 2 170.57 341.14$ 31-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (2) 170.57 341.14$ 31-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (271) 171.92 46,590.32$ 31-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Sell (2,597) 170.57 442,970.29$ 31-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to deliver the shares/par/units (810) - -$ 31-Jul-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (500) 171.92 85,960.00$ 31-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to deliver the shares/par/units (1,164) - -$ 31-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (43) 171.92 7,392.56$ 31-Jul-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (325) 171.92 55,874.00$ 31-Jul-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (890) 170.57 151,807.30$ 31-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (130,000) - -$ 31-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (284,201) - -$ 31-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (133,799) - -$ 31-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 838 - -$ 31-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (838) - -$ 31-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,179) - -$ 3-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 2,000 - -$ 3-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow 1,955 - -$ 3-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow 100,000 - -$ 3-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (166) 169.50 28,137.00$ 3-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 166 169.50 28,137.00$ 3-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,591 169.32 269,381.59$ 3-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (390) 169.26 66,012.42$ 3-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4) 168.74 674.94$ 3-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (112) 168.74 18,899.15$ 3-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 7 170.54 1,193.80$ 3-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 103 170.42 17,553.26$ 3-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 176 170.16 29,948.68$ 3-Aug-26 J.P. MORGAN SECURITIES PLC Equity Sell (81) 169.50 13,729.50$ 3-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 158 169.53 26,786.36$ 3-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 28 169.53 4,746.95$ 3-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (128) 170.57 21,832.96$ 3-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7) 170.57 1,193.99$ 3-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 4 169.50 678.00$ 3-Aug-26 J.P. MORGAN SECURITIES PLC Equity Sell (4) 169.50 678.00$ 3-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 2 169.50 339.00$ 3-Aug-26 J.P. MORGAN SECURITIES PLC Equity Sell (2) 169.50 339.00$ 3-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 2 169.50 339.00$ 3-Aug-26 J.P. MORGAN SECURITIES PLC Equity Sell (2) 169.50 339.00$ 3-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 5 169.50 847.50$ 3-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 16 169.50 2,712.00$ 3-Aug-26 J.P. MORGAN SECURITIES PLC Equity Sell (16) 169.50 2,712.00$ 3-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 10 169.50 1,695.00$ 3-Aug-26 J.P. MORGAN SECURITIES PLC Equity Sell (10) 169.50 1,695.00$ 3-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 25 169.50 4,237.50$ 3-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 15 169.50 2,542.50$ 3-Aug-26 J.P. MORGAN SECURITIES PLC Equity Sell (25) 169.50 4,237.50$ 3-Aug-26 J.P. MORGAN SECURITIES PLC Equity Sell (15) 169.50 2,542.50$ 3-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 2 169.50 339.00$ 3-Aug-26 J.P. MORGAN SECURITIES PLC Equity Sell (2) 169.50 339.00$ 3-Aug-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 124 169.50 21,018.00$ 3-Aug-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to deliver the shares/par/units (2,430) - -$ 3-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Sell (3,038) 171.10 519,801.80$ 3-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Sell (1,301) 171.10 222,601.10$ 3-Aug-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to deliver the shares/par/units (5,529) - -$ 3-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 331 - -$ 3-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 10,500 - -$ 3-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 145,453 - -$ 3-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 99,747 - -$ 3-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,072) - -$ 4-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow 25,000 - -$ 4-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (438,850) - -$ 4-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (2,000) - -$ 4-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow 540,000 - -$ 4-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 309 172.42 53,279.17$ 4-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 199 172.42 34,310.76$ 4-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,190 172.42 205,174.92$ 4-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,450 172.39 422,355.50$ 4-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 106 171.15 18,141.70$ 4-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11 171.13 1,882.38$ 4-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 110 171.16 18,827.26$ 4-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 154 171.00 26,334.67$ 4-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 414 169.61 70,218.66$ 4-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (29) 170.69 4,949.97$ 4-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,751 171.30 299,938.24$ 4-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 33 171.72 5,666.90$ 4-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (42) 171.31 7,194.99$ 4-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 335 172.39 57,750.65$ 4-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 442 172.39 76,196.38$ 4-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (84) 169.50 14,238.00$ 4-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,400) 175.43 1,298,182.00$ 4-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 564 172.39 97,227.96$ 4-Aug-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 62 172.39 10,688.18$ 4-Aug-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (89) 168.97 15,038.71$ 4-Aug-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (261) 168.97 44,102.29$ 4-Aug-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (871) 169.52 147,651.92$ 4-Aug-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (434) 168.97 73,334.85$ 4-Aug-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (85) 172.39 14,653.15$ 4-Aug-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (637) 172.39 109,812.43$ 4-Aug-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (39) 168.97 6,590.00$ 4-Aug-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (89) 168.97 15,038.71$ 4-Aug-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (316) 168.97 53,395.88$ 4-Aug-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (6,316) 168.97 1,067,241.68$ 4-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (11,200) - -$ 4-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (9,300) - -$ 4-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (28,983) - -$ 5-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (15,000) - -$ 5-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow 4,376 - -$ 5-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow 4,904 - -$ 5-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow 8,723 - -$ 5-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 22,000 - -$ 5-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (998) 175.78 175,427.51$ 5-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (65) 175.80 11,426.85$ 5-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,501 176.00 968,149.35$ 5-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (192) 175.85 33,762.65$ 5-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9) 176.01 1,584.08$ 5-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (162) 175.60 28,447.07$ 5-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 57 176.34 10,051.38$ 5-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 162 176.34 28,567.08$ 5-Aug-26 J.P. MORGAN SECURITIES PLC Equity Sell (56) 176.34 9,875.04$ 5-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 139 176.34 24,511.26$ 5-Aug-26 J.P. MORGAN SECURITIES PLC Equity Sell (34) 176.34 5,995.56$ 5-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 4,056 176.34 715,235.04$ 5-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,170 176.60 1,442,858.85$ 5-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,084 176.60 721,252.82$ 5-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,211 176.60 1,626,704.14$ 5-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,378 175.68 242,088.47$ 14/28

TRADES FOR RELEVANT PERIOD Appendix 5-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,831 176.37 675,659.87$ 5-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 917 176.37 161,728.04$ 5-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 44 176.38 7,760.51$ 5-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (517) 176.34 91,167.78$ 5-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 517 176.34 91,167.78$ 5-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 367 176.34 64,716.78$ 5-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (367) 176.34 64,716.78$ 5-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 462 176.34 81,469.08$ 5-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (462) 176.34 81,469.08$ 5-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 176.34 1,410.72$ 5-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (21,465) 176.34 3,785,138.10$ 5-Aug-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 217 174.51 37,868.08$ 5-Aug-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 469 174.51 81,843.92$ 5-Aug-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 70 176.34 12,343.80$ 5-Aug-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (822) 174.51 143,447.22$ 5-Aug-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (840) 174.51 146,588.40$ 5-Aug-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (139) 174.51 24,256.89$ 5-Aug-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (564) 174.51 98,423.64$ 5-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (670) - -$ 5-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 670 - -$ 5-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 4,000 - -$ 5-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 3,012 - -$ 5-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (39,558) - -$ 5-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (20,000) - -$ 5-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (9,000) - -$ 5-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (16,300) - -$ 5-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 400 - -$ 5-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (7,600) - -$ 6-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (100,000) - -$ 6-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow 50,000 - -$ 6-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow 22,458 - -$ 6-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow 7,542 - -$ 6-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow 80,000 - -$ 6-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,183 176.30 913,762.90$ 6-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,183) 176.30 913,762.90$ 6-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,892) 176.30 686,159.60$ 6-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,892 176.30 686,159.60$ 6-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 93 176.30 16,395.90$ 6-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (93) 176.30 16,395.90$ 6-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 136 177.22 24,101.47$ 6-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,341 176.27 236,377.34$ 6-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 191 175.98 33,611.67$ 6-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,534 176.15 270,217.53$ 6-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (22) 177.34 3,901.54$ 6-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (101) 175.97 17,773.22$ 6-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (159) 175.71 27,937.62$ 6-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 139 176.30 24,505.70$ 6-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 38 176.30 6,699.40$ 6-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 1 176.30 176.30$ 6-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,997 175.39 1,402,595.55$ 6-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,989 175.39 1,576,582.65$ 6-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 236 175.94 41,522.40$ 6-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,610) 176.34 636,587.40$ 6-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,845) 176.34 325,347.30$ 6-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5) 176.34 881.70$ 6-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 18 176.34 3,174.03$ 6-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 168 176.34 29,624.32$ 6-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,850) 176.34 855,249.00$ 6-Aug-26 J.P. MORGAN SECURITIES PLC Equity Sell (742) 176.21 130,749.23$ 6-Aug-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (169) 177.57 30,009.33$ 6-Aug-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (102) 177.57 18,112.14$ 6-Aug-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (226) 177.57 40,130.82$ 6-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Sell (107) 177.57 18,999.99$ 6-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Sell (2,087) 177.57 370,588.59$ 6-Aug-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (24) 177.57 4,261.68$ 6-Aug-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (526) 177.57 93,401.82$ 6-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (99,000) - -$ 6-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (4,000) - -$ 6-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 20,700 - -$ 6-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 20,000 - -$ 6-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 22,900 - -$ 6-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 100 - -$ 7-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (418) - -$ 7-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (24,467) - -$ 7-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (22,000) - -$ 7-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (60) 177.69 10,661.40$ 7-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 60 177.69 10,661.40$ 7-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (22) 177.69 3,909.18$ 7-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 22 177.69 3,909.18$ 7-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 111 177.69 19,723.59$ 7-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (111) 177.69 19,723.59$ 7-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (31) 177.69 5,508.39$ 7-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 31 177.69 5,508.39$ 7-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,141 177.25 379,500.54$ 7-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (47) 177.15 8,326.09$ 7-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 109 175.82 19,164.46$ 7-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (85) 176.96 15,041.96$ 7-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,442 177.54 1,143,711.82$ 7-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,389) 177.57 246,646.49$ 7-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4) 177.62 710.46$ 7-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 179 177.12 31,704.01$ 7-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 163 177.16 28,877.71$ 7-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 25 176.62 4,415.41$ 7-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 1,784 177.31 316,318.34$ 7-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 15 176.78 2,651.73$ 7-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 19 176.61 3,355.50$ 7-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 111 177.21 19,670.78$ 7-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 1,222 176.78 216,023.78$ 7-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 330 177.38 58,536.72$ 7-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 151 177.69 26,831.19$ 7-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 8 177.70 1,421.62$ 7-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 8 177.83 1,422.66$ 7-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 35 177.69 6,219.15$ 7-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 41 174.89 7,170.65$ 7-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 47 177.73 8,353.10$ 7-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (16) 176.30 2,820.80$ 7-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (35) 176.30 6,170.50$ 7-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 549 177.69 97,551.81$ 7-Aug-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 126 174.88 22,034.88$ 7-Aug-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (1,470) 177.69 261,204.30$ 7-Aug-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 31 174.88 5,421.28$ 7-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (130,000) - -$ 7-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 130,000 - -$ 7-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,400 - -$ 7-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 167 - -$ 7-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 17,495 - -$ 7-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 6,431 - -$ 7-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (750,670) - -$ 7-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (4,800) - -$ 10-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (41) 177.97 7,296.77$ 10-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 160 179.21 28,673.60$ 10-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (103) 178.45 18,380.51$ 10-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,826 178.74 326,385.23$ 10-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3 178.48 535.43$ 10-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 1 179.05 179.05$ 10-Aug-26 J.P. MORGAN SECURITIES PLC Equity Sell (741) 179.05 132,676.05$ 10-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10 177.98 1,779.84$ 10-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,673 179.05 1,373,850.65$ 10-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,389 179.05 1,502,050.45$ 10-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 477 179.05 85,406.85$ 10-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,798 179.32 501,733.37$ 10-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (453) 177.69 80,493.57$ 10-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,389) 177.69 1,490,641.41$ 10-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (31) 177.69 5,508.39$ 10-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,400) - -$ 15/28

TRADES FOR RELEVANT PERIOD Appendix 10-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,000) - -$ 10-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (17,367) - -$ 10-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (32,633) - -$ 10-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (20,000) - -$ 10-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (20,000) - -$ 11-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (540,000) - -$ 11-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow 540,000 - -$ 11-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow 80,000 - -$ 11-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 415 179.90 74,660.32$ 11-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 14,149 179.48 2,539,523.45$ 11-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (81) 179.67 14,553.03$ 11-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 670 179.93 120,554.11$ 11-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 179.95 179.95$ 11-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (19,501) 179.70 3,504,265.99$ 11-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 962 179.78 172,950.67$ 11-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 179.37 179.37$ 11-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (101) 179.05 18,084.05$ 11-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (390) 179.05 69,829.50$ 11-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,234 179.86 401,807.24$ 11-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,234) 179.86 401,807.24$ 11-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,534) 179.86 455,765.24$ 11-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,534 179.86 455,765.24$ 11-Aug-26 J.P. MORGAN SE Equity Sell (1,335) 179.86 240,113.10$ 11-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (80,000) - -$ 11-Aug-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (17) 179.89 3,058.13$ 11-Aug-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 115 179.86 20,683.90$ 11-Aug-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to deliver the shares/par/units (388) - -$ 11-Aug-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (159) 179.90 28,603.37$ 12-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (5,791) - -$ 12-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (18) 179.43 3,229.74$ 12-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 18 179.43 3,229.74$ 12-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12) 179.43 2,153.16$ 12-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 12 179.43 2,153.16$ 12-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 36 179.43 6,459.48$ 12-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (36) 179.43 6,459.48$ 12-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 165 178.40 29,436.70$ 12-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (138) 178.39 24,617.82$ 12-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 572 179.43 102,633.96$ 12-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15,301) 178.86 2,736,725.02$ 12-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (46) 178.77 8,223.23$ 12-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,673 179.12 299,674.87$ 12-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 578 179.33 103,654.53$ 12-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4 179.02 716.06$ 12-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 50,000 158.00 7,900,000.00$ 12-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 681 179.19 122,026.57$ 12-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 482 179.34 86,440.34$ 12-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 82 179.43 14,713.26$ 12-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 326 179.43 58,494.18$ 12-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (482) 179.86 86,692.52$ 12-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (219) 179.86 39,389.34$ 12-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,250) 179.86 584,545.00$ 12-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (174) 179.86 31,295.64$ 12-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,230 179.46 579,645.83$ 12-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 254 179.46 45,582.06$ 12-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,408 179.46 252,675.34$ 12-Aug-26 J.P. MORGAN SECURITIES PLC Equity Sell (858) 178.57 153,212.03$ 12-Aug-26 J.P. MORGAN SECURITIES PLC Exchange Traded Derivatives - Option - Equity Sell (2,300) - -$ 12-Aug-26 J.P. MORGAN SECURITIES PLC Exchange Traded Derivatives - Option - Equity Buy 100,000 - -$ 12-Aug-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (534) 178.39 95,260.26$ 12-Aug-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (346) 179.43 62,082.78$ 12-Aug-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,052 - -$ 12-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (419) - -$ 12-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 18,444 - -$ 12-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 81,556 - -$ 12-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 25,000 - -$ 13-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 19 175.01 3,325.27$ 13-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6 175.00 1,050.00$ 13-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,815) 173.88 315,598.01$ 13-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,853 173.55 321,585.16$ 13-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 24 173.67 4,168.09$ 13-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 770 173.94 133,934.17$ 13-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5 172.92 864.58$ 13-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 413 173.26 71,557.27$ 13-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (316) 173.03 54,677.48$ 13-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,643 173.37 284,844.11$ 13-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (224) 173.03 38,758.72$ 13-Aug-26 J.P. MORGAN SECURITIES PLC Equity Sell (54) 173.03 9,343.62$ 13-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 174 173.03 30,107.22$ 13-Aug-26 J.P. MORGAN SECURITIES PLC Equity Sell (700) 173.03 121,121.00$ 13-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (967) 173.03 167,320.01$ 13-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 967 173.03 167,320.01$ 13-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5) 173.03 865.15$ 13-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2) 173.03 346.06$ 13-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5 173.03 865.15$ 13-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2 173.03 346.06$ 13-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (297) 173.03 51,389.91$ 13-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 297 173.03 51,389.91$ 13-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (551) 179.43 98,865.93$ 13-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (24) 179.43 4,306.32$ 13-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 1 173.03 173.03$ 13-Aug-26 J.P. MORGAN SECURITIES PLC Equity Sell (1) 173.03 173.03$ 13-Aug-26 J.P. MORGAN SE Equity Sell (2,261) 173.03 391,220.83$ 13-Aug-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (861) 173.03 148,978.83$ 13-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (200) - -$ 14-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (22,458) - -$ 14-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow 22,458 - -$ 14-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (7,542) - -$ 14-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow 7,542 - -$ 14-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 115 167.87 19,304.56$ 14-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (13,437) 167.74 2,253,932.23$ 14-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (728) 168.34 122,553.68$ 14-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (164) 168.29 27,599.52$ 14-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1) 167.91 167.91$ 14-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (72) 167.11 12,031.99$ 14-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 169 167.67 28,336.73$ 14-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 55 173.03 9,516.65$ 14-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (55) 173.03 9,516.65$ 14-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8 173.03 1,384.24$ 14-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 173.03 1,384.24$ 14-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,803) 167.59 637,344.77$ 14-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3 167.59 502.77$ 14-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9) 167.59 1,508.31$ 14-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9 167.59 1,508.31$ 14-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (19) 167.59 3,184.21$ 14-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 19 167.59 3,184.21$ 14-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (400) 173.03 69,212.00$ 14-Aug-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 70 167.59 11,731.30$ 14-Aug-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 48 169.11 8,117.28$ 14-Aug-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,578 - -$ 14-Aug-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (1,135) 167.59 190,214.65$ 14-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (442) - -$ 17-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (16,945) - -$ 17-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (20,239) - -$ 17-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (65,997) - -$ 17-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (5,971) - -$ 17-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (270) - -$ 17-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (330) - -$ 17-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (2,200) - -$ 17-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (332) - -$ 17-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (52,133) - -$ 17-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (8,723) - -$ 17-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (4,904) - -$ 17-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (4,376) - -$ 17-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 703 168.33 118,335.99$ 17-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (703) 168.33 118,335.99$ 16/28

TRADES FOR RELEVANT PERIOD Appendix 17-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,686) 167.53 449,972.89$ 17-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (98) 168.79 16,541.07$ 17-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,625 168.85 274,378.66$ 17-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (237) 168.67 39,974.50$ 17-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2) 168.61 337.22$ 17-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (224) 168.33 37,705.92$ 17-Aug-26 J.P. MORGAN SECURITIES PLC Equity Sell (951) 168.33 160,081.83$ 17-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 189 168.33 31,814.37$ 17-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,375 168.36 231,488.47$ 17-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 859 168.36 144,617.16$ 17-Aug-26 J.P. MORGAN SECURITIES PLC Equity Sell (189) 168.33 31,814.37$ 17-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 189 168.33 31,814.37$ 17-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 12 168.33 2,019.96$ 17-Aug-26 J.P. MORGAN SECURITIES PLC Equity Sell (12) 168.33 2,019.96$ 17-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 171 168.33 28,784.43$ 17-Aug-26 J.P. MORGAN SECURITIES PLC Equity Sell (171) 168.33 28,784.43$ 17-Aug-26 J.P. MORGAN SECURITIES PLC Equity Sell (524) 168.10 88,086.44$ 17-Aug-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 114 168.33 19,189.62$ 17-Aug-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (1,814) 168.33 305,350.62$ 17-Aug-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (324) 168.33 54,538.92$ 17-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,604 - -$ 17-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 9,894 - -$ 17-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 388 - -$ 17-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 19,581 - -$ 17-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 9,705 - -$ 18-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow 566 - -$ 18-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow 4,434 - -$ 18-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow 24,663 - -$ 18-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (444) 168.33 74,738.52$ 18-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 444 168.33 74,738.52$ 18-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 325 169.09 54,954.25$ 18-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (325) 169.09 54,954.25$ 18-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (408) 167.40 68,299.20$ 18-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 167.40 1,339.20$ 18-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 229 167.40 38,334.60$ 18-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 210 167.40 35,154.00$ 18-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (210) 167.40 35,154.00$ 18-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 40 167.79 6,711.43$ 18-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 32 167.59 5,362.72$ 18-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 481 167.78 80,704.10$ 18-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,937 167.40 1,496,053.80$ 18-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,739 167.40 1,630,308.60$ 18-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (154) 167.37 25,774.84$ 18-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,593 168.42 268,298.10$ 18-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,256 167.56 210,460.09$ 18-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 37 168.02 6,216.83$ 18-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (77) 167.31 12,882.84$ 18-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2) 166.89 333.77$ 18-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (69,368) 167.40 11,612,203.20$ 18-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,077 167.40 682,489.80$ 18-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 34,699 167.40 5,808,612.60$ 18-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 1 167.40 167.40$ 18-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,593) 168.33 268,149.69$ 18-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2) 168.33 336.66$ 18-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 460 168.21 77,376.28$ 18-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,391) 168.33 402,477.03$ 18-Aug-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (243) 169.00 41,067.00$ 18-Aug-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 4,050 - -$ 18-Aug-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 258 169.00 43,602.00$ 18-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,575) - -$ 18-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (386) - -$ 18-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 386 - -$ 18-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,300 - -$ 18-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 5,106 - -$ 18-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (9,164) - -$ 18-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (355) - -$ 18-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (300) - -$ 18-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 104,000 - -$ 18-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 25,000 - -$ 18-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (25,000) - -$ 19-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,324) - -$ 19-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (7,542) - -$ 19-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (22,458) - -$ 19-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (80,000) - -$ 19-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow 20,141 - -$ 19-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow 59,859 - -$ 19-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (420,000) - -$ 19-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow 220,915 - -$ 19-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow 199,085 - -$ 19-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow 300 - -$ 19-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow 2,118 - -$ 19-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow 14,192 - -$ 19-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 30 169.97 5,099.10$ 19-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,094) 169.97 185,947.18$ 19-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 169.97 169.97$ 19-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,094 169.97 185,947.18$ 19-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,398 169.97 407,588.06$ 19-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,398) 169.97 407,588.06$ 19-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (246) 169.97 41,812.62$ 19-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 246 169.97 41,812.62$ 19-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 210 167.50 35,175.00$ 19-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 680 169.97 115,579.60$ 19-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (801) 169.97 136,145.97$ 19-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 801 169.97 136,145.97$ 19-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (935) 169.97 158,921.95$ 19-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 51 167.51 8,542.90$ 19-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (31) 169.86 5,265.61$ 19-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 189 169.88 32,106.39$ 19-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,952) 169.40 1,008,289.48$ 19-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 901 169.50 152,718.75$ 19-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,010 169.44 171,138.66$ 19-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2 168.15 336.30$ 19-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 159 170.23 27,067.27$ 19-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15,820 169.90 2,687,823.58$ 19-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,700) 169.97 798,859.00$ 19-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 1,356 169.97 230,479.32$ 19-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 123 169.97 20,906.31$ 19-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,010) 167.40 169,074.00$ 19-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (63) 167.40 10,546.20$ 19-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (18,960) 167.40 3,173,904.00$ 19-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 1 169.97 169.97$ 19-Aug-26 J.P. MORGAN SECURITIES PLC Equity Sell (1) 169.97 169.97$ 19-Aug-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (79) 169.97 13,427.63$ 19-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 79,900 - -$ 19-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (388) - -$ 19-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 122,000 - -$ 19-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 36,000 - -$ 19-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (756) - -$ 20-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow 25,313 - -$ 20-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow 37,755 - -$ 20-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 206 169.97 35,013.82$ 20-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (206) 169.97 35,013.82$ 20-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9 169.97 1,529.73$ 20-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (48) 172.63 8,286.24$ 20-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 48 172.63 8,286.24$ 20-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5 172.63 863.15$ 20-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 311 173.04 53,815.44$ 20-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (311) 173.04 53,815.44$ 20-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,508 172.79 433,351.10$ 20-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 817 173.04 141,369.63$ 20-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (37) 172.84 6,395.20$ 20-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,001 172.70 172,871.14$ 20-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 45 173.21 7,794.49$ 20-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (436) 172.85 75,363.06$ 20-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (36) 172.81 6,221.14$ 17/28

TRADES FOR RELEVANT PERIOD Appendix 20-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,820 172.75 314,406.45$ 20-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,064) 173.04 1,222,354.56$ 20-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 603 173.19 104,433.43$ 20-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 30 173.22 5,196.65$ 20-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 99 172.67 17,094.40$ 20-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 26 172.41 4,482.71$ 20-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (22) 172.48 3,794.64$ 20-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10) 172.57 1,725.66$ 20-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (21) 172.51 3,622.65$ 20-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 1 173.04 173.04$ 20-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (817) 169.97 138,865.49$ 20-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (62) 169.97 10,538.14$ 20-Aug-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (350) 173.69 60,791.50$ 20-Aug-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 222 173.04 38,414.88$ 20-Aug-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 24 173.69 4,168.56$ 20-Aug-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (63) 173.04 10,901.52$ 20-Aug-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (10,659) 173.04 1,844,433.36$ 20-Aug-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 432 172.96 74,720.58$ 20-Aug-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 2,172 173.69 377,254.68$ 20-Aug-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 75 173.69 13,026.75$ 20-Aug-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 83 173.69 14,416.27$ 20-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (18,444) - -$ 20-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (81,556) - -$ 20-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (9,894) - -$ 20-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 239,000 - -$ 20-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 200 - -$ 21-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 285 174.67 49,780.35$ 21-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 1 175.38 175.38$ 21-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 3 175.38 526.14$ 21-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 31 175.38 5,436.78$ 21-Aug-26 J.P. MORGAN SECURITIES PLC Equity Sell (31) 175.38 5,436.78$ 21-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 801 174.43 139,720.07$ 21-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 899 175.13 157,441.76$ 21-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 214 175.30 37,513.41$ 21-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6) 174.59 1,047.54$ 21-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,332) 175.38 759,746.16$ 21-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (127) 175.39 22,273.96$ 21-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (18) 175.15 3,152.74$ 21-Aug-26 J.P. MORGAN SECURITIES PLC Equity Sell (171) 175.38 29,989.98$ 21-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 527 175.38 92,425.26$ 21-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 1 175.38 175.38$ 21-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 542 175.38 95,055.96$ 21-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 733 175.38 128,553.54$ 21-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 40 174.42 6,976.67$ 21-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 501 174.25 87,300.08$ 21-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 109 174.45 19,014.76$ 21-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,257 175.38 921,972.66$ 21-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,257) 175.38 921,972.66$ 21-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,601) 175.38 631,543.38$ 21-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,601 175.38 631,543.38$ 21-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (123) 175.38 21,571.74$ 21-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 123 175.38 21,571.74$ 21-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11) 175.38 1,929.18$ 21-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11 175.38 1,929.18$ 21-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,805) 173.04 485,377.20$ 21-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,000) 173.04 692,160.00$ 21-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 57 175.38 9,996.66$ 21-Aug-26 J.P. MORGAN SECURITIES PLC Equity Sell (57) 175.38 9,996.66$ 21-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 171 175.38 29,989.98$ 21-Aug-26 J.P. MORGAN SECURITIES PLC Equity Sell (171) 175.38 29,989.98$ 21-Aug-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (306) 173.71 53,155.26$ 21-Aug-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,052 - -$ 21-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (11,369) - -$ 21-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (17,031) - -$ 21-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 3,009 - -$ 21-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (5,106) - -$ 21-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (200) - -$ 21-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,360 - -$ 21-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,360) - -$ 24-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (2,118) - -$ 24-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (40,000) - -$ 24-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (7,495) - -$ 24-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (6,850) - -$ 24-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (322) - -$ 24-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (526) - -$ 24-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (785) - -$ 24-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (566) - -$ 24-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (544) - -$ 24-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (147,867) - -$ 24-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (14,192) - -$ 24-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (100,000) - -$ 24-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (50,000) - -$ 24-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (61,150) - -$ 24-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (540,000) - -$ 24-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (25,000) - -$ 24-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,329) - -$ 24-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (6,000) - -$ 24-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,200) - -$ 24-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (5,000) - -$ 24-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (30,000) - -$ 24-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (4,441) - -$ 24-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (3,056) - -$ 24-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,809) - -$ 24-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 1,000,000 - -$ 24-Aug-26 J.P. MORGAN SECURITIES PLC Equity Sell (415) 177.58 73,694.12$ 24-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,082) 175.38 540,521.16$ 24-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,313 177.44 1,475,026.79$ 24-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (67,000) 177.42 11,887,466.42$ 24-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 37 178.18 6,592.66$ 24-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 649 177.94 115,485.76$ 24-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (304) 177.17 53,858.25$ 24-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 178.38 178.38$ 24-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,135 177.52 556,509.64$ 24-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,733 177.35 484,693.41$ 24-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 176.91 176.91$ 24-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 103 177.50 18,282.11$ 24-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 1 177.02 177.02$ 24-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (92) 177.05 16,288.60$ 24-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 92 177.05 16,288.60$ 24-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (40) 176.89 7,075.60$ 24-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 915 177.43 162,348.45$ 24-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (915) 177.43 162,348.45$ 24-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 177.43 177.43$ 24-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (416) 177.43 73,810.88$ 24-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 416 177.43 73,810.88$ 24-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 457 177.78 81,246.51$ 24-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 222 177.77 39,464.01$ 24-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 252 177.64 44,764.10$ 24-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 781 177.87 138,918.29$ 24-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,000) 175.38 1,052,280.00$ 24-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 181 177.79 32,180.45$ 24-Aug-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 223 179.36 39,997.28$ 24-Aug-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,578 - -$ 24-Aug-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,052 - -$ 24-Aug-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 70 177.43 12,420.10$ 24-Aug-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (3,521) 177.43 624,731.03$ 24-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,000 - -$ 24-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 3,322 - -$ 24-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 12,678 - -$ 25-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (2,158) - -$ 25-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 73 177.43 12,952.39$ 25-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (73) 177.43 12,952.39$ 25-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3 177.43 532.29$ 25-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 177.43 177.43$ 25-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3) 177.43 532.29$ 18/28

TRADES FOR RELEVANT PERIOD Appendix 25-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3 177.43 532.29$ 25-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 78 177.43 13,839.54$ 25-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (78) 177.43 13,839.54$ 25-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,772 179.29 855,571.88$ 25-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,772) 179.29 855,571.88$ 25-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,740) 179.29 670,544.60$ 25-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,740 179.29 670,544.60$ 25-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 158 179.29 28,327.82$ 25-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (158) 179.29 28,327.82$ 25-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 34 178.15 6,057.19$ 25-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 316 178.98 56,556.85$ 25-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,583 179.01 283,367.06$ 25-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 24 179.17 4,299.96$ 25-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,242 179.19 939,331.81$ 25-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (340) 179.26 60,948.19$ 25-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (100) 180.00 18,000.00$ 25-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,242 179.27 1,656,826.59$ 25-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 900 179.83 161,844.00$ 25-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1) 179.25 179.25$ 25-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (64) 179.35 11,478.11$ 25-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,402) 179.29 789,234.58$ 25-Aug-26 J.P. MORGAN SECURITIES PLC Equity Sell (176) 179.29 31,555.04$ 25-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 22 179.29 3,944.38$ 25-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,895) 179.29 877,624.55$ 25-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,895 179.29 877,624.55$ 25-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,744) 179.29 850,551.76$ 25-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 126 179.22 22,581.98$ 25-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 635 179.23 113,808.32$ 25-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10 179.30 1,793.04$ 25-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10) 177.43 1,774.30$ 25-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 775 - -$ 25-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 102 - -$ 25-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 193,000 - -$ 25-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 459,000 - -$ 25-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 33,656 - -$ 25-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 109,666 - -$ 25-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 7,151 - -$ 25-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 14,183 - -$ 26-Aug-26 J.P. MORGAN SECURITIES PLC Equity Sell (359) 181.24 65,063.98$ 26-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,276 181.74 413,643.31$ 26-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 22 180.28 3,966.14$ 26-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (442) 181.32 80,144.68$ 26-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 409 180.11 73,665.18$ 26-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8 181.95 1,455.60$ 26-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 999 180.57 180,389.85$ 26-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (43) 180.64 7,767.52$ 26-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,921 179.63 1,063,589.23$ 26-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 180.31 180.31$ 26-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (371) 179.63 66,642.73$ 26-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 118 182.12 21,490.16$ 26-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (118) 182.12 21,490.16$ 26-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,840 180.48 693,044.35$ 26-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,023) 179.63 543,021.49$ 26-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,023 179.63 543,021.49$ 26-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,960) 179.63 531,704.80$ 26-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 49 180.74 8,856.15$ 26-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7 181.73 1,272.12$ 26-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 12 182.26 2,187.10$ 26-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 188 181.71 34,161.61$ 26-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (49) 179.63 8,801.87$ 26-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Sell (114) 181.05 20,639.70$ 26-Aug-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 401 181.05 72,601.05$ 26-Aug-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 139 181.05 25,165.95$ 26-Aug-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (498) 181.05 90,162.90$ 26-Aug-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (3,053) 181.05 552,745.65$ 26-Aug-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to deliver the shares/par/units (224) - -$ 26-Aug-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (69) 181.05 12,492.45$ 26-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 7,000 - -$ 26-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 68,000 - -$ 27-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (47,325) - -$ 27-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow 20,851 - -$ 27-Aug-26 J.P. MORGAN SECURITIES PLC Equity Sell (157) 178.90 28,087.06$ 27-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (120) 179.63 21,555.60$ 27-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11,566) 178.74 2,067,304.49$ 27-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (142) 178.49 25,345.64$ 27-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (264) 178.54 47,133.62$ 27-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3 179.40 538.21$ 27-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 129 178.67 23,048.63$ 27-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,311 178.61 948,591.06$ 27-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,269) 178.70 584,170.30$ 27-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 183 178.24 32,617.02$ 27-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 22 178.63 3,929.84$ 27-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 197 178.36 35,137.20$ 27-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 549 178.70 98,106.30$ 27-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 109 178.67 19,474.66$ 27-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 184 178.80 32,899.42$ 27-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 112 178.59 20,002.24$ 27-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 41 178.78 7,329.83$ 27-Aug-26 J.P. MORGAN SECURITIES PLC Equity Sell (1) 178.70 178.70$ 27-Aug-26 J.P. MORGAN SECURITIES PLC Equity Sell (230) 178.70 41,101.00$ 27-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 40 178.71 7,148.57$ 27-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4 179.46 717.84$ 27-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2 178.70 357.40$ 27-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,319 178.70 414,405.30$ 27-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,319) 178.70 414,405.30$ 27-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,784) 178.70 318,800.80$ 27-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,784 178.70 318,800.80$ 27-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,037) 178.70 1,614,911.90$ 27-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,037 178.70 1,614,911.90$ 27-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,812) 178.70 1,574,704.40$ 27-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 338 178.70 60,400.60$ 27-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (338) 178.70 60,400.60$ 27-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,070) 179.63 910,724.10$ 27-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (197) 179.63 35,387.11$ 27-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (40) 179.63 7,185.20$ 27-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (25,060) 179.63 4,501,527.80$ 27-Aug-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (272) 178.70 48,606.40$ 27-Aug-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (632) 179.77 113,614.64$ 27-Aug-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (1,000) 179.77 179,770.00$ 27-Aug-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (396) 179.77 71,188.92$ 27-Aug-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (162) 179.77 29,122.74$ 27-Aug-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (162) 179.77 29,122.74$ 27-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Sell (305) 179.77 54,829.85$ 27-Aug-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (140) 179.77 25,167.80$ 27-Aug-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 756 178.70 135,097.20$ 27-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 5,261 - -$ 27-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 3,695 - -$ 27-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,179 - -$ 27-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 10,790 - -$ 27-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 33,579 - -$ 28-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow 58 - -$ 28-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow 4,942 - -$ 28-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 385 176.96 68,127.87$ 28-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,692) 178.03 1,547,454.20$ 28-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,130 177.22 200,255.73$ 28-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (14) 176.43 2,469.95$ 28-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (707) 176.40 124,711.64$ 28-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 23 177.52 4,083.00$ 28-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 154 177.03 27,262.63$ 28-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (175) 177.12 30,995.51$ 28-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (410) 177.55 72,795.26$ 28-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2 177.98 355.97$ 28-Aug-26 J.P. MORGAN SECURITIES PLC Equity Sell (492) 178.04 87,595.68$ 28-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 2 178.04 356.08$ 28-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8 178.66 1,429.31$ 19/28

TRADES FOR RELEVANT PERIOD Appendix 28-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 27 178.04 4,807.08$ 28-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (27) 178.04 4,807.08$ 28-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 178.70 1,429.60$ 28-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (89) 178.70 15,904.30$ 28-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 4 178.04 712.16$ 28-Aug-26 J.P. MORGAN SECURITIES PLC Equity Sell (4) 178.04 712.16$ 28-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 13 178.04 2,314.52$ 28-Aug-26 J.P. MORGAN SECURITIES PLC Equity Sell (13) 178.04 2,314.52$ 28-Aug-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (143) 176.05 25,175.16$ 28-Aug-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (120) 176.05 21,126.01$ 28-Aug-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 28 178.65 5,002.20$ 28-Aug-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 221 178.65 39,481.65$ 28-Aug-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (1,269) 176.05 223,407.58$ 28-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (526) - -$ 28-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 785 - -$ 28-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 526 - -$ 28-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (160,000) - -$ 28-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 69,300 - -$ 28-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (229,900) - -$ 28-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 3,965 - -$ 28-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 3,528 - -$ 28-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (12,559) - -$ 28-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 5,066 - -$ 28-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 115,000 - -$ 28-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (8,575) - -$ 28-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (13,803) - -$ 28-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 15,720 - -$ 28-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 4,280 - -$ 28-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 180,000 - -$ 31-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow 204,266 - -$ 31-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow 93,850 - -$ 31-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow 5,000 - -$ 31-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow 12,000 - -$ 31-Aug-26 J.P. MORGAN SECURITIES PLC Equity Borrow 1,569 - -$ 31-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 933 176.28 164,473.44$ 31-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,843) 178.04 1,040,287.72$ 31-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 328 174.65 57,286.61$ 31-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 132 174.94 23,092.62$ 31-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (82) 175.38 14,380.95$ 31-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (800) 175.71 140,571.18$ 31-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 23 176.03 4,048.67$ 31-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 23 174.98 4,024.65$ 31-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (41) 174.85 7,168.82$ 31-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,568) 174.81 1,672,585.20$ 31-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10,860) 176.08 1,912,259.49$ 31-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,625) 174.81 284,066.25$ 31-Aug-26 J.P. MORGAN SECURITIES PLC Equity Sell (168) 174.81 29,368.08$ 31-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 37 174.81 6,467.97$ 31-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 449 174.81 78,489.69$ 31-Aug-26 J.P. MORGAN SECURITIES PLC Equity Sell (327) 174.81 57,162.87$ 31-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 95 174.81 16,606.95$ 31-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 79 174.81 13,809.99$ 31-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 624 174.81 109,081.44$ 31-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 47 174.81 8,216.07$ 31-Aug-26 J.P. MORGAN SECURITIES PLC Equity Sell (176) 174.81 30,766.56$ 31-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 4 174.81 699.24$ 31-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 546 174.81 95,446.26$ 31-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6 174.82 1,048.94$ 31-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6) 178.04 1,068.24$ 31-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 83 174.81 14,509.23$ 31-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,212 174.81 911,109.72$ 31-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,212) 174.81 911,109.72$ 31-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,745) 174.81 829,473.45$ 31-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,745 174.81 829,473.45$ 31-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5 174.81 874.05$ 31-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (830) 174.81 145,092.30$ 31-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 830 174.81 145,092.30$ 31-Aug-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10,769) 178.04 1,917,312.76$ 31-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 54 174.81 9,439.74$ 31-Aug-26 J.P. MORGAN SECURITIES PLC Equity Buy 445 174.81 77,790.45$ 31-Aug-26 J.P. MORGAN SECURITIES PLC Equity Sell (445) 174.81 77,790.45$ 31-Aug-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (175) 174.81 30,591.75$ 31-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Buy 2,301 174.81 402,237.81$ 31-Aug-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 59 174.81 10,313.79$ 31-Aug-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (120) 176.85 21,222.00$ 31-Aug-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (123) 176.85 21,752.55$ 31-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 24,000 - -$ 31-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (10,500) - -$ 31-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (100,000) - -$ 31-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 11,198 - -$ 31-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (10,790) - -$ 31-Aug-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (10,111) - -$ 1-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow 15,000 - -$ 1-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow 13,505 - -$ 1-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow 16,495 - -$ 1-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (31) 177.51 5,502.81$ 1-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 31 177.51 5,502.81$ 1-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 31 177.51 5,502.81$ 1-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 484 173.55 84,000.28$ 1-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,160 175.53 203,609.71$ 1-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 30 176.41 5,292.16$ 1-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,319 177.43 234,036.04$ 1-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 178 176.43 31,404.89$ 1-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,606 175.06 456,210.01$ 1-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,545) 177.51 984,292.95$ 1-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7) 176.92 1,238.44$ 1-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 27 177.01 4,779.39$ 1-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,555) 177.44 1,163,137.06$ 1-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (34) 173.41 5,895.90$ 1-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (18) 173.46 3,122.28$ 1-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (1) 177.51 177.51$ 1-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 102 177.51 18,106.02$ 1-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2 173.99 347.99$ 1-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,793 177.51 1,028,315.43$ 1-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,793) 177.51 1,028,315.43$ 1-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,319) 177.51 766,665.69$ 1-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,319 177.51 766,665.69$ 1-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,970) 177.51 1,059,734.70$ 1-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,469) 177.51 970,802.19$ 1-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,469 177.51 970,802.19$ 1-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,200 176.19 1,268,539.27$ 1-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (178) 174.81 31,116.18$ 1-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,606) 174.81 455,554.86$ 1-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2) 174.81 349.62$ 1-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,200) 174.81 1,258,632.00$ 1-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (97) 173.98 16,876.06$ 1-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 70 173.98 12,178.60$ 1-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 101,000 - -$ 1-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 79,095 - -$ 1-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 146 - -$ 1-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 759 - -$ 1-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (21,106) - -$ 1-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 308,000 - -$ 1-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 12,491 - -$ 2-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow 2,556 - -$ 2-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow 808 - -$ 2-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow 2,310 - -$ 2-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow 10,648 - -$ 2-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 216 174.63 37,720.73$ 2-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,834) 177.51 1,390,613.34$ 2-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (338) 174.23 58,889.08$ 2-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 21 173.63 3,646.22$ 2-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 486 174.36 84,740.03$ 2-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 55 174.18 9,579.86$ 2-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 17 173.27 2,945.58$ 20/28

TRADES FOR RELEVANT PERIOD Appendix 2-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11 174.22 1,916.45$ 2-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (169) 174.88 29,554.72$ 2-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11 174.17 1,915.89$ 2-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (47) 174.97 8,223.69$ 2-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (5) 174.99 874.95$ 2-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 100 174.88 17,488.00$ 2-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (284) 174.88 49,665.92$ 2-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (1) 174.88 174.88$ 2-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (207) 177.51 36,744.57$ 2-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 207 177.51 36,744.57$ 2-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6 174.65 1,047.90$ 2-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 157 174.65 27,420.05$ 2-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (100) 174.65 17,465.00$ 2-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (157) 174.65 27,420.05$ 2-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 100 174.65 17,465.00$ 2-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (169) 173.62 29,341.78$ 2-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 169 173.62 29,341.78$ 2-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,000) 177.51 887,550.00$ 2-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (17) 177.51 3,017.67$ 2-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 196 174.90 34,280.46$ 2-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Buy 985 174.90 172,276.80$ 2-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 42 174.90 7,345.81$ 2-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (237) 174.90 41,451.30$ 2-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 14,755 - -$ 2-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (45,300) - -$ 2-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (4,400) - -$ 2-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (3,009) - -$ 2-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (15,000) - -$ 2-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,720) - -$ 2-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (167) - -$ 2-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (17,895) - -$ 2-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (30,667) - -$ 2-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (19,864) - -$ 2-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (10,117) - -$ 2-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 11,174 - -$ 2-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,362) - -$ 3-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow 1,861 - -$ 3-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow 42,405 - -$ 3-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow 1,601 - -$ 3-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 30 176.95 5,308.50$ 3-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,746 177.11 1,726,114.06$ 3-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,746) 177.11 1,726,114.06$ 3-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2 177.11 354.22$ 3-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 404 176.84 71,443.20$ 3-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,853 177.06 682,228.99$ 3-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (35) 177.09 6,198.19$ 3-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,634 177.11 466,507.74$ 3-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3) 176.89 530.68$ 3-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,013) 177.11 710,742.43$ 3-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (30) 177.11 5,313.30$ 3-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (292) 177.11 51,716.12$ 3-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,067) 177.11 1,251,636.37$ 3-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,067 177.11 1,251,636.37$ 3-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,000) 174.88 1,049,280.00$ 3-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,853) 174.88 673,812.64$ 3-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (16,000) - -$ 3-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2) - -$ 3-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 14,417 - -$ 3-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 6,000 - -$ 3-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 20,000 - -$ 4-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow 45,921 - -$ 4-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (499) 175.83 87,739.62$ 4-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 20 177.11 3,542.20$ 4-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 563 177.11 99,712.93$ 4-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (563) 177.11 99,712.93$ 4-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (171) 177.11 30,285.81$ 4-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 171 177.11 30,285.81$ 4-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 177.11 177.11$ 4-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (27) 177.11 4,781.97$ 4-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 27 177.11 4,781.97$ 4-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 387 178.30 69,002.10$ 4-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,438 175.56 603,588.70$ 4-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 48 174.86 8,393.47$ 4-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 120 174.24 20,908.99$ 4-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (165) 175.41 28,942.57$ 4-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (220) 175.04 38,509.89$ 4-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2 175.19 350.37$ 4-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (55) 175.90 9,674.50$ 4-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (55) 175.90 9,674.50$ 4-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,138) 177.11 378,661.18$ 4-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (120) 177.11 21,253.20$ 4-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (48) 177.11 8,501.28$ 4-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (2) 175.90 351.80$ 4-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 2 175.90 351.80$ 4-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 57 175.90 10,026.30$ 4-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (57) 175.90 10,026.30$ 4-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 31 175.90 5,452.90$ 4-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (31) 175.90 5,452.90$ 4-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 46 175.90 8,091.40$ 4-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (46) 175.90 8,091.40$ 4-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (96) 175.90 16,886.40$ 4-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 56 175.90 9,850.40$ 4-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Sell (123) 178.30 21,930.90$ 4-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (6,020) - -$ 4-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 12,213 - -$ 4-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 10,000 - -$ 7-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (40,260) - -$ 7-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (37,755) - -$ 7-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (29,183) - -$ 7-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (8,793) - -$ 7-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (20,000) - -$ 7-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (8,727) - -$ 7-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (4,434) - -$ 7-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,526) 175.90 620,223.40$ 7-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 49 177.36 8,690.64$ 7-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (49) 177.36 8,690.64$ 7-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 501 177.86 89,107.65$ 7-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 47 177.53 8,343.95$ 7-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (322) 177.79 57,247.58$ 7-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 53 178.01 9,434.32$ 7-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4) 178.05 712.20$ 7-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,347) 177.85 239,563.44$ 7-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 178.06 178.06$ 7-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,211) 177.36 569,502.96$ 7-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 51 177.37 9,046.08$ 7-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,367 178.18 956,281.33$ 7-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13,680 178.18 2,437,475.04$ 7-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,989 178.18 354,396.04$ 7-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1) 175.90 175.90$ 7-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (51) 175.90 8,970.90$ 7-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12,652) 175.90 2,225,486.80$ 7-Sep-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 484 176.82 85,578.85$ 7-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 6,000 - -$ 7-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 4,953 - -$ 7-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 19,000 - -$ 7-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (22,960) - -$ 7-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,430 - -$ 7-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1 - -$ 7-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,431) - -$ 7-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 18,218 - -$ 7-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (5,259) - -$ 7-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 158,000 - -$ 8-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (308) 175.95 54,193.50$ 8-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 86 175.64 15,104.62$ 8-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3 175.89 527.68$ 21/28

TRADES FOR RELEVANT PERIOD Appendix 8-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 138 175.80 24,260.33$ 8-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,707 175.99 300,421.98$ 8-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 95 175.93 16,713.27$ 8-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5) 175.75 878.75$ 8-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 25 175.75 4,393.75$ 8-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (26) 176.68 4,593.80$ 8-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11 177.18 1,949.03$ 8-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (521) 176.00 91,696.00$ 8-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 521 176.00 91,696.00$ 8-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (807) 176.00 142,032.00$ 8-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (773) 176.00 136,048.00$ 8-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 807 176.00 142,032.00$ 8-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (744) 176.00 130,944.00$ 8-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,244) 177.36 220,635.84$ 8-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (86) 177.36 15,252.96$ 8-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11) 177.36 1,950.96$ 8-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 62 176.00 10,912.00$ 8-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (62) 176.00 10,912.00$ 8-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (157) 177.17 27,815.69$ 8-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 184,000 - -$ 8-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 163 - -$ 8-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (163) - -$ 8-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 5,000 - -$ 9-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (61) 179.17 10,929.37$ 9-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 61 179.17 10,929.37$ 9-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,111 179.33 557,895.63$ 9-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,111) 179.33 557,895.63$ 9-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,649) 179.33 475,045.17$ 9-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,649 179.33 475,045.17$ 9-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7) 179.33 1,255.31$ 9-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7 179.33 1,255.31$ 9-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 399 179.33 71,552.67$ 9-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (399) 179.33 71,552.67$ 9-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,550 179.67 458,164.52$ 9-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (389) 179.86 69,965.68$ 9-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,526 179.73 274,261.58$ 9-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15 179.33 2,689.95$ 9-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 28 179.61 5,028.94$ 9-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9 179.91 1,619.21$ 9-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 784 179.33 140,597.40$ 9-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 278 179.89 50,010.78$ 9-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (78) 179.33 13,987.74$ 9-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (19) 180.14 3,422.68$ 9-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (38) 179.65 6,826.70$ 9-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3) 180.06 540.19$ 9-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 48 179.33 8,607.84$ 9-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 1 179.33 179.33$ 9-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 331 179.37 59,370.10$ 9-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (28) 176.00 4,928.00$ 9-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9) 176.00 1,584.00$ 9-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 62 179.33 11,118.46$ 9-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 331 178.96 59,235.76$ 9-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (381) 178.96 68,183.76$ 9-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (6,000) - -$ 9-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,814 - -$ 9-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,253 - -$ 9-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 442 - -$ 9-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (47,000) - -$ 9-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 3,000 - -$ 9-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (6,430) - -$ 9-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2 - -$ 9-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2) - -$ 9-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (3,695) - -$ 9-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,179) - -$ 10-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 616 173.53 106,893.06$ 10-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 152 173.63 26,391.76$ 10-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (152) 173.63 26,391.76$ 10-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5 173.63 868.15$ 10-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 173.63 173.63$ 10-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 48 173.26 8,316.48$ 10-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (48) 173.26 8,316.48$ 10-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (121) 173.50 20,993.50$ 10-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 121 173.50 20,993.50$ 10-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,044 174.47 1,054,496.68$ 10-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,044) 174.47 1,054,496.68$ 10-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,525) 174.47 789,476.75$ 10-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,525 174.47 789,476.75$ 10-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,409 173.29 590,761.76$ 10-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,678 172.92 290,151.49$ 10-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (419) 173.32 72,621.50$ 10-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,543 173.66 267,957.17$ 10-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (31) 173.60 5,381.60$ 10-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,283 173.29 742,215.31$ 10-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (23) 172.69 3,971.84$ 10-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,364 174.46 1,633,671.58$ 10-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,532 174.47 267,288.04$ 10-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13 173.82 2,259.68$ 10-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 195 173.95 33,920.16$ 10-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 6 173.99 1,043.95$ 10-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 67 173.70 11,637.88$ 10-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 458 173.92 79,654.75$ 10-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 7 172.90 1,210.32$ 10-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 42 173.19 7,273.77$ 10-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 127 173.22 21,998.93$ 10-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 32 174.47 5,583.04$ 10-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 1 172.95 172.95$ 10-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 44 174.47 7,676.68$ 10-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 25 175.64 4,391.10$ 10-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,678) 179.33 300,915.74$ 10-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (25) 179.33 4,483.25$ 10-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (164) 175.63 28,803.32$ 10-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (1,192) 174.47 207,968.24$ 10-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (4,755) 175.63 835,120.65$ 10-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (155) 175.63 27,222.65$ 10-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 18,914 - -$ 11-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 329 169.06 55,619.59$ 11-Sep-26 J.P. MORGAN SE Equity Buy 1,215 168.30 204,484.50$ 11-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 23 174.47 4,012.81$ 11-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (23) 174.47 4,012.81$ 11-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 590 168.30 99,297.00$ 11-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8 168.30 1,346.40$ 11-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 168.30 1,346.40$ 11-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3) 168.30 504.90$ 11-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3 168.30 504.90$ 11-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 695 168.30 116,968.50$ 11-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (695) 168.30 116,968.50$ 11-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10 167.99 1,679.90$ 11-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 720 167.88 120,875.68$ 11-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,415 168.14 237,915.05$ 11-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 61 167.96 10,245.48$ 11-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 735 168.30 123,700.50$ 11-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 899 168.04 151,065.43$ 11-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 203 167.83 34,070.06$ 11-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (19) 167.67 3,185.76$ 11-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 100 167.21 16,721.00$ 11-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (100) 167.50 16,750.00$ 11-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (344) 167.90 57,756.75$ 11-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (258) 167.17 43,129.06$ 11-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,829 168.32 812,830.45$ 11-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,000) 168.13 336,250.83$ 11-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 33 168.30 5,553.90$ 11-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 1 168.30 168.30$ 11-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 40 168.30 6,732.00$ 11-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (19) 174.47 3,314.93$ 11-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (41) 168.30 6,900.30$ 22/28

TRADES FOR RELEVANT PERIOD Appendix 11-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10 167.85 1,678.54$ 11-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8 167.85 1,342.83$ 11-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Buy 12,098 168.30 2,036,093.40$ 11-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (18) 167.99 3,023.82$ 11-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 24 167.99 4,031.76$ 11-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Sell (65) 167.99 10,919.35$ 11-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (804) 168.30 135,313.20$ 11-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (447) 168.30 75,230.10$ 11-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 12,000 - -$ 11-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,179 - -$ 11-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (264) - -$ 11-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 19,000 - -$ 11-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 41,000 - -$ 14-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow 196 - -$ 14-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow 862 - -$ 14-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow 15,715 - -$ 14-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow 8,227 - -$ 14-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (267) 167.48 44,716.23$ 14-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (136) 168.30 22,888.80$ 14-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11) 168.20 1,850.20$ 14-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11 168.20 1,850.20$ 14-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 191 168.20 32,126.20$ 14-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (191) 168.20 32,126.20$ 14-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (277) 168.20 46,591.40$ 14-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 277 168.20 46,591.40$ 14-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11,952 167.97 2,007,559.34$ 14-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (210) 167.60 35,195.22$ 14-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 23 167.67 3,856.46$ 14-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9 167.67 1,509.07$ 14-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (43) 167.51 7,202.80$ 14-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 909 167.41 152,179.67$ 14-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,834) 168.20 308,478.80$ 14-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7) 167.95 1,175.67$ 14-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (29) 167.64 4,861.52$ 14-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 353 167.85 59,249.34$ 14-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,414) 168.11 742,029.07$ 14-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (12) 168.20 2,018.40$ 14-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (142) 168.20 23,884.40$ 14-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (22) 168.20 3,700.40$ 14-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (42) 168.20 7,064.40$ 14-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (23) 168.30 3,870.90$ 14-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (102) 168.20 17,156.40$ 14-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 191 168.50 32,183.50$ 14-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (89) 168.50 14,996.50$ 14-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,052 - -$ 14-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,300 - -$ 14-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (145,453) - -$ 14-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (34,001) - -$ 14-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 475,041 - -$ 14-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 4,142 - -$ 14-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 30,000 - -$ 14-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 599 - -$ 14-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (264) - -$ 14-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (599) - -$ 14-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 22,183 - -$ 15-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 5,000 - -$ 15-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (240) 164.65 39,515.57$ 15-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (16) 164.50 2,632.00$ 15-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16 164.50 2,632.00$ 15-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2) 164.50 329.00$ 15-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2 164.50 329.00$ 15-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (191) 164.62 31,441.69$ 15-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (93) 164.42 15,290.75$ 15-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 791 164.68 130,262.47$ 15-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (693) 164.45 113,960.67$ 15-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 57 164.62 9,383.44$ 15-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,816) 164.52 1,121,343.09$ 15-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 31 164.30 5,093.41$ 15-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5 164.19 820.97$ 15-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (325) 164.50 53,462.50$ 15-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (209) 164.50 34,380.50$ 15-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 9 164.35 1,479.19$ 15-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 3 164.50 493.50$ 15-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 10 164.40 1,644.00$ 15-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 1 164.50 164.50$ 15-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 227 164.39 37,317.05$ 15-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7 164.46 1,151.22$ 15-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7 164.46 1,151.22$ 15-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10 164.46 1,644.60$ 15-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (396) 168.20 66,607.20$ 15-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (31) 168.20 5,214.20$ 15-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (98) 168.20 16,483.60$ 15-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (221) 164.50 36,354.50$ 15-Sep-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (2,474) 164.15 406,096.46$ 15-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (95) 164.50 15,627.50$ 15-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Buy 2,594 166.45 431,771.30$ 15-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (16) - -$ 15-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 16 - -$ 15-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,300) - -$ 15-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (236,000) - -$ 15-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 22,183 - -$ 15-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (4,417) - -$ 15-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 4,293 - -$ 15-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 124 - -$ 15-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 4,296 - -$ 15-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,986 - -$ 15-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,986) - -$ 16-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,280) 164.50 375,060.00$ 16-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (21) 164.80 3,460.85$ 16-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 100 165.10 16,510.00$ 16-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (100) 165.60 16,560.00$ 16-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 147 165.95 24,395.37$ 16-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (84) 165.47 13,899.12$ 16-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,935 166.25 321,693.75$ 16-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,167 165.90 193,608.77$ 16-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 325 166.25 54,031.25$ 16-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 14 165.90 2,322.53$ 16-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,778) 166.25 295,592.50$ 16-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (400) 166.25 66,500.00$ 16-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 29 166.19 4,819.54$ 16-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 139 166.25 23,108.75$ 16-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (139) 166.25 23,108.75$ 16-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (14) 164.50 2,303.00$ 16-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (29) 164.50 4,770.50$ 16-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,052 - -$ 16-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 80,000 - -$ 16-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (58,784) - -$ 16-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,500) - -$ 16-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (30,000) - -$ 16-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (3,322) - -$ 16-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (12,678) - -$ 16-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (10,760) - -$ 16-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 456 - -$ 16-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (456) - -$ 16-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 6,466 - -$ 16-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (4,293) - -$ 16-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (124) - -$ 16-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 10,746 - -$ 17-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,929) - -$ 17-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (5,087) - -$ 17-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow 10,000 - -$ 17-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 166.09 166.09$ 17-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 26,693 166.09 4,433,440.37$ 17-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (26,693) 166.09 4,433,440.37$ 17-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (20,088) 166.09 3,336,415.92$ 23/28

TRADES FOR RELEVANT PERIOD Appendix 17-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 20,088 166.09 3,336,415.92$ 17-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9 165.88 1,492.88$ 17-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13 165.88 2,156.38$ 17-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 427 167.43 71,493.42$ 17-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,211) 168.00 707,448.00$ 17-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (171) 165.91 28,370.65$ 17-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,719 166.36 452,342.94$ 17-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,107 165.80 183,539.88$ 17-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 593 165.50 98,143.34$ 17-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (559) 165.33 92,417.98$ 17-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13 166.05 2,158.65$ 17-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 26,692 166.09 4,433,274.28$ 17-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,519 166.09 1,082,740.71$ 17-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (150) 165.89 24,883.14$ 17-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 43 166.09 7,141.87$ 17-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (386) 166.09 64,110.74$ 17-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,834) 166.25 304,902.50$ 17-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (13) 166.25 2,161.25$ 17-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (427) 166.25 70,988.75$ 17-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15,738 166.09 2,613,924.42$ 17-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (220) 166.09 36,539.80$ 17-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 220 166.09 36,539.80$ 17-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (139) 168.00 23,352.00$ 17-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,052 - -$ 17-Sep-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 3,689 165.33 609,900.53$ 17-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 388 - -$ 17-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 101 - -$ 17-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (967) - -$ 17-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (3,000) - -$ 17-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (15,600) - -$ 17-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (79,095) - -$ 17-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (132) - -$ 17-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1) - -$ 17-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (268) - -$ 17-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 8,306 - -$ 17-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 28,480 - -$ 18-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow 20,000 - -$ 18-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (719) 167.35 120,323.57$ 18-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (57) 166.09 9,467.13$ 18-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 57 166.09 9,467.13$ 18-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7 167.49 1,172.43$ 18-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7) 167.49 1,172.43$ 18-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (40) 167.49 6,699.60$ 18-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 40 167.49 6,699.60$ 18-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 167.49 167.49$ 18-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9 167.49 1,507.41$ 18-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9) 167.49 1,507.41$ 18-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (58) 167.55 9,717.90$ 18-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,538 167.63 257,810.32$ 18-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3) 167.85 503.55$ 18-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15,917 167.49 2,665,938.33$ 18-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4) 167.65 670.59$ 18-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 522 167.49 87,429.78$ 18-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10 167.61 1,676.06$ 18-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15,664 167.49 2,623,563.36$ 18-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (144) 167.49 24,118.56$ 18-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (1,393) 167.49 233,313.57$ 18-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 3,373 167.49 564,943.77$ 18-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (1,782) 167.49 298,467.18$ 18-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (15,670) 167.49 2,624,568.30$ 18-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (2) 167.49 334.98$ 18-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (433) 167.49 72,523.17$ 18-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 1,677 167.49 280,880.73$ 18-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 1,840 167.49 308,181.60$ 18-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (20) 167.49 3,349.80$ 18-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (1,686) 167.49 282,388.14$ 18-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (773) 167.49 129,469.77$ 18-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 16 167.49 2,679.84$ 18-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (31) 167.49 5,192.19$ 18-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 67 167.49 11,221.83$ 18-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10) 166.09 1,660.90$ 18-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (3,725) 167.49 623,900.25$ 18-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 462 167.49 77,380.38$ 18-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 418 167.55 70,035.90$ 18-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (175) 167.52 29,316.28$ 18-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 2,301 167.55 385,532.55$ 18-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 419 167.49 70,178.31$ 18-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 5 167.49 837.45$ 18-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Sell (99) 167.52 16,584.64$ 18-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 136 167.49 22,778.64$ 18-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (152) 167.52 25,463.28$ 18-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (6,020) - -$ 18-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (43,654) - -$ 18-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (584,000) - -$ 18-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (36,000) - -$ 18-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 630 - -$ 18-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (334,000) - -$ 21-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (11,756) - -$ 21-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (9,067) - -$ 21-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (10,035) - -$ 21-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (8,298) - -$ 21-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (10,000) - -$ 21-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (10,244) - -$ 21-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (5,073) - -$ 21-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (5,000) - -$ 21-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (5,152) - -$ 21-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (6,277) - -$ 21-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (3,189) - -$ 21-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (5,082) - -$ 21-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (2,556) - -$ 21-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (5,000) - -$ 21-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (2,858) - -$ 21-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (5,000) - -$ 21-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (2,831) - -$ 21-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,601) - -$ 21-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (2,899) - -$ 21-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (2,152) - -$ 21-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,688) - -$ 21-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,357) - -$ 21-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 573 166.72 95,530.96$ 21-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1) 167.49 167.49$ 21-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 167.49 167.49$ 21-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10,924) 166.12 1,814,694.88$ 21-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10,924 166.12 1,814,694.88$ 21-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,152 166.12 1,354,210.24$ 21-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,152) 166.12 1,354,210.24$ 21-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 37 165.51 6,123.99$ 21-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 377 166.31 62,698.26$ 21-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11 165.91 1,825.03$ 21-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,305 166.04 548,753.42$ 21-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 255 166.09 42,352.73$ 21-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (112) 166.02 18,594.70$ 21-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 71 165.82 11,773.52$ 21-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,670) 166.12 443,540.40$ 21-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 118 165.88 19,573.88$ 21-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (822) 166.12 136,550.64$ 21-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 165.74 165.74$ 21-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11) 167.49 1,842.39$ 21-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,050 - -$ 21-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,455 - -$ 21-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (20,700) - -$ 21-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,300) - -$ 21-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (331) - -$ 21-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (5,995) - -$ 21-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (3,012) - -$ 24/28

TRADES FOR RELEVANT PERIOD Appendix 21-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,000 - -$ 22-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 62 166.12 10,299.44$ 22-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (62) 166.12 10,299.44$ 22-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (196) 166.87 32,706.52$ 22-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 196 166.87 32,706.52$ 22-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11,016) 166.30 1,831,960.80$ 22-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11,016 166.30 1,831,960.80$ 22-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,941 166.30 1,320,588.30$ 22-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,941) 166.30 1,320,588.30$ 22-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 12 166.36 1,996.30$ 22-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8 166.36 1,330.87$ 22-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10 166.36 1,663.59$ 22-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,788) 166.33 463,717.25$ 22-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4) 166.71 666.82$ 22-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11) 166.85 1,835.30$ 22-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,693 166.49 614,831.53$ 22-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 578 166.65 96,321.93$ 22-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8 166.72 1,333.74$ 22-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4) 166.68 666.74$ 22-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 588 166.24 97,749.12$ 22-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 178 166.30 29,601.40$ 22-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 1 166.30 166.30$ 22-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (576) 166.12 95,685.12$ 22-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11) 166.12 1,827.32$ 22-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 608 166.25 101,082.31$ 22-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 85 166.25 14,131.57$ 22-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,050 - -$ 22-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,050 - -$ 22-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 1,532 166.25 254,700.82$ 22-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 111,000 - -$ 22-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 21,000 - -$ 22-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,179 - -$ 22-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,179) - -$ 22-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (270) - -$ 22-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 6,963 - -$ 22-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (104,000) - -$ 23-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (96,252) - -$ 23-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (19,840) - -$ 23-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (6,858) - -$ 23-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (275) 167.83 46,151.96$ 23-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 114 166.30 18,958.20$ 23-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (114) 166.30 18,958.20$ 23-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 741 167.61 124,199.01$ 23-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 432 167.61 72,407.52$ 23-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (432) 167.61 72,407.52$ 23-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 228 167.55 38,200.52$ 23-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (37) 167.92 6,212.86$ 23-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (245) 167.93 41,143.31$ 23-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,819) 167.86 473,200.24$ 23-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 912 167.60 152,853.54$ 23-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4 167.41 669.64$ 23-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (112) 167.92 18,807.17$ 23-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,392) 167.61 233,313.12$ 23-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (228) 166.30 37,916.40$ 23-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (330) 166.30 54,879.00$ 23-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 77 167.61 12,905.97$ 23-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (7,361) 167.61 1,233,777.21$ 23-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 62 167.61 10,391.82$ 23-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (90,819) - -$ 23-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 200 - -$ 23-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,700) - -$ 24-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow 62,679 - -$ 24-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow 4,684 - -$ 24-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow 39,428 - -$ 24-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow 888 - -$ 24-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 311 165.48 51,465.40$ 24-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (53) 164.96 8,742.88$ 24-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 53 164.96 8,742.88$ 24-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 164.96 1,319.68$ 24-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8 164.96 1,319.68$ 24-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,527 165.68 1,247,107.62$ 24-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,362) 165.34 555,866.83$ 24-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 993 165.68 164,519.12$ 24-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12) 165.14 1,981.68$ 24-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 40 165.75 6,629.98$ 24-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (307) 165.14 50,696.89$ 24-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5 165.87 829.35$ 24-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (51) 165.13 8,421.69$ 24-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 141 165.87 23,387.14$ 24-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 13 165.75 2,154.73$ 24-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (15) 165.72 2,485.77$ 24-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (1,068) 165.92 177,199.24$ 24-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 23 165.71 3,811.41$ 24-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (303) 165.95 50,283.29$ 24-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 86 166.46 14,315.56$ 24-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,527) 167.61 1,261,600.47$ 24-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (533) 167.61 89,336.13$ 24-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (26) 167.61 4,357.86$ 24-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9 165.78 1,492.02$ 24-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (7,229) 166.46 1,203,339.34$ 24-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 140 164.30 23,002.00$ 24-Sep-26 JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED Equity Sell (713) 166.46 118,685.98$ 24-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (1,424) 164.30 233,963.20$ 24-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 388 - -$ 24-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (111,000) - -$ 24-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (183,181) - -$ 24-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (130,000) - -$ 24-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 18,000 - -$ 24-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 130 - -$ 24-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 10,180 - -$ 24-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (12,973) - -$ 24-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,447 - -$ 24-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 550 - -$ 24-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (34,351) - -$ 25-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow 31,629 - -$ 25-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow 8,371 - -$ 25-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow 23,857 - -$ 25-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 244 164.48 40,132.49$ 25-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (317) 166.46 52,767.82$ 25-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 317 166.46 52,767.82$ 25-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,579 164.87 260,337.19$ 25-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10 164.96 1,649.62$ 25-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,160 164.56 849,136.37$ 25-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (151) 164.85 24,892.35$ 25-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 100 164.87 16,486.82$ 25-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 100 164.87 16,486.96$ 25-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (423) 164.85 69,731.55$ 25-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2 164.86 329.72$ 25-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 300 164.87 49,461.98$ 25-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 36 164.77 5,931.87$ 25-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 24 164.85 3,956.40$ 25-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 433 164.87 71,390.76$ 25-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (23,396) 164.85 3,856,830.60$ 25-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 23,396 164.85 3,856,830.60$ 25-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 473 164.85 77,974.05$ 25-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (473) 164.85 77,974.05$ 25-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 1,131 164.85 186,445.35$ 25-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 111 164.85 18,298.35$ 25-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (22) 164.54 3,619.80$ 25-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (173) 164.85 28,519.05$ 25-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 108,533 - -$ 25-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (21,000) - -$ 25-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 22 - -$ 25-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 13,000 - -$ 28-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,392) 163.04 389,991.68$ 25/28

TRADES FOR RELEVANT PERIOD Appendix 28-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,025) 163.04 167,116.00$ 28-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,025 163.04 167,116.00$ 28-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1) 163.04 163.04$ 28-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow 27,500 - -$ 28-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow 76,749 - -$ 28-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow 46,512 - -$ 28-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow 28,179 - -$ 28-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow 42,936 - -$ 28-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow 228,124 - -$ 28-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow 40,300 - -$ 28-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow 22 - -$ 28-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (105,322) - -$ 28-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (3,073) - -$ 28-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (21,467) - -$ 28-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,203) - -$ 28-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (8,561) - -$ 28-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,366) - -$ 28-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (362) - -$ 28-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (85,000) - -$ 28-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (93,850) - -$ 28-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (20,141) - -$ 28-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,955) - -$ 28-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (59,859) - -$ 28-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (10,648) - -$ 28-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (199,085) - -$ 28-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (220,915) - -$ 28-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (42,405) - -$ 28-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,000,000) - -$ 28-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (897,800) - -$ 28-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10 162.98 1,629.80$ 28-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (203) 163.13 33,116.09$ 28-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15 162.72 2,440.83$ 28-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 162.49 162.49$ 28-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,987) 162.82 649,147.41$ 28-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,806 162.71 456,570.91$ 28-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 13 163.04 2,119.52$ 28-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 5 163.04 815.20$ 28-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 19 163.04 3,097.76$ 28-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (115) 163.04 18,749.60$ 28-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 351 163.04 57,227.04$ 28-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 20 164.04 3,280.80$ 28-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (727) 164.04 119,257.08$ 28-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (511) 163.04 83,313.44$ 28-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 277 164.04 45,439.08$ 28-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 672 - -$ 28-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (1,688) 163.04 275,211.52$ 28-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,000 - -$ 28-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 252,000 - -$ 28-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 265,000 - -$ 28-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (140,241) - -$ 28-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 3,073 - -$ 28-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,000 - -$ 28-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 4,000 - -$ 28-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 249 - -$ 28-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 41,857 - -$ 28-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (18,102) - -$ 29-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,265 164.25 864,763.13$ 29-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,033) 163.91 169,323.35$ 29-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (16) 163.50 2,615.94$ 29-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,506 163.22 409,018.71$ 29-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5) 163.89 819.46$ 29-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (381) 163.83 62,418.92$ 29-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 810 164.37 133,139.70$ 29-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 21 164.12 3,446.51$ 29-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (88) 164.37 14,464.56$ 29-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 109 164.37 17,916.33$ 29-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (266) 164.37 43,722.42$ 29-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 5 164.37 821.85$ 29-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 62 164.37 10,190.94$ 29-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 11 164.37 1,808.07$ 29-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8 164.08 1,312.63$ 29-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7 164.08 1,148.55$ 29-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 98 162.91 15,965.48$ 29-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (65) 163.40 10,621.00$ 29-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 65 163.40 10,621.00$ 29-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (101) 163.04 16,467.04$ 29-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (98) 163.04 15,977.92$ 29-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 3,000 - -$ 29-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 2,300,000 - -$ 29-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 30,000 - -$ 29-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow 3,103 - -$ 29-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow 42 - -$ 29-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow 191 - -$ 29-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow 2,018 - -$ 29-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow 539 - -$ 29-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow 1,687 - -$ 29-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow 1,997 - -$ 29-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow 1,136 - -$ 29-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 882 163.17 143,914.62$ 29-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (1,295) 164.37 212,859.15$ 29-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (2,512) 162.90 409,204.30$ 29-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (189) 162.90 30,788.06$ 29-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Sell (71) 162.90 11,565.89$ 29-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 16,500 - -$ 29-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 44,000 - -$ 29-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 4,222 - -$ 29-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 179,600 - -$ 29-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,898) - -$ 30-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13 167.07 2,171.90$ 30-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 106 164.14 17,398.96$ 30-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 617 163.91 101,134.66$ 30-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7 166.13 1,162.91$ 30-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (41) 165.84 6,799.26$ 30-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5 165.91 829.56$ 30-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,967) 166.36 992,688.81$ 30-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 812 164.77 133,794.47$ 30-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (91) 166.43 15,145.50$ 30-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1) 166.73 166.73$ 30-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (200) 165.48 33,096.00$ 30-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,845 166.93 307,985.85$ 30-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 200 165.31 33,061.00$ 30-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 935 165.21 154,472.24$ 30-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 4,159 166.60 692,870.21$ 30-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 299 165.38 49,449.06$ 30-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 1,550 165.39 256,347.87$ 30-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 410 166.80 68,386.23$ 30-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 168 165.71 27,839.86$ 30-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (86) 166.93 14,355.98$ 30-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 89 166.93 14,856.77$ 30-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 119 166.93 19,864.67$ 30-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (2) 166.93 333.86$ 30-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (1,135) 166.93 189,465.55$ 30-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (526) 167.49 88,099.74$ 30-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 130 167.49 21,773.70$ 30-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (130) 167.49 21,773.70$ 30-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (101) 167.40 16,907.40$ 30-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 101 167.40 16,907.40$ 30-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12) 167.40 2,008.80$ 30-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 12 167.40 2,008.80$ 30-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (301) 164.37 49,475.37$ 30-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9) 164.37 1,479.33$ 30-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7) 164.37 1,150.59$ 30-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (617) 164.37 101,416.29$ 30-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 15,000 - -$ 30-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 452 164.52 74,360.78$ 26/28

TRADES FOR RELEVANT PERIOD Appendix 30-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 1,035 166.93 172,772.55$ 30-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Sell (10,492) 166.93 1,751,429.56$ 30-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 57 163.96 9,345.94$ 30-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Sell (10,922) 163.77 1,788,655.53$ 30-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (368) - -$ 30-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 368 - -$ 30-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (442) - -$ 30-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 32,565 - -$ 30-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (28) - -$ 30-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 728 - -$ 30-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (700) - -$ 30-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 4,222 - -$ 30-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 8,003 - -$ 30-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (6,000) - -$ 30-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (63,285) - -$ 1-Oct-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13 163.02 2,119.21$ 1-Oct-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7 163.02 1,141.11$ 1-Oct-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 17 163.02 2,771.27$ 1-Oct-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 14 165.34 2,314.81$ 1-Oct-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,165 165.27 192,544.95$ 1-Oct-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,571 163.75 421,001.46$ 1-Oct-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 31 163.82 5,078.46$ 1-Oct-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 46 163.66 7,528.50$ 1-Oct-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 164 162.85 26,707.40$ 1-Oct-26 J.P. MORGAN SECURITIES PLC Equity Sell (41) 163.62 6,708.34$ 1-Oct-26 J.P. MORGAN SECURITIES PLC Equity Sell (8) 162.85 1,302.80$ 1-Oct-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5 164.26 821.32$ 1-Oct-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 853 163.79 139,713.14$ 1-Oct-26 J.P. MORGAN SECURITIES PLC Equity Buy 22 162.85 3,582.70$ 1-Oct-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,361) 166.93 561,051.73$ 1-Oct-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (130) 162.85 21,170.50$ 1-Oct-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 130 162.85 21,170.50$ 1-Oct-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,075) 162.85 175,063.75$ 1-Oct-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,075 162.85 175,063.75$ 1-Oct-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 20,000 - -$ 1-Oct-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (2,800) - -$ 1-Oct-26 J.P. MORGAN SECURITIES PLC Equity Borrow 2,909 - -$ 1-Oct-26 J.P. MORGAN SECURITIES PLC Equity Borrow 1,853 - -$ 1-Oct-26 J.P. MORGAN SECURITIES PLC Equity Borrow 238 - -$ 1-Oct-26 J.P. MORGAN SECURITIES PLC Equity Borrow 8,747 - -$ 1-Oct-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 11 165.33 1,818.63$ 1-Oct-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 98 165.33 16,202.34$ 1-Oct-26 JPMORGAN CHASE BANK, N.A. Equity Buy 2,061 162.85 335,633.85$ 1-Oct-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 873 - -$ 1-Oct-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 2,910 - -$ 1-Oct-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 17,008 - -$ 1-Oct-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 28,992 - -$ 1-Oct-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 282,000 - -$ 1-Oct-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 15,312 - -$ 1-Oct-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 462 - -$ 1-Oct-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 448 - -$ 1-Oct-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (76,641) - -$ 2-Oct-26 J.P. MORGAN PRIME INC. Equity On-Lend Return (36,972) - -$ 2-Oct-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Adjustment 62,436 - -$ 2-Oct-26 J.P. MORGAN SECURITIES LLC Equity On-Lend 28,449 - -$ 2-Oct-26 J.P. MORGAN SECURITIES PLC Equity On-Lend Return (9,624) - -$ 2-Oct-26 J.P. MORGAN SECURITIES PLC Equity Adjustment 39 - -$ 2-Oct-26 J.P. MORGAN SECURITIES PLC Equity Adjustment 3 - -$ 2-Oct-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,380) 122.51 169,063.80$ 2-Oct-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,727 164.81 284,626.87$ 2-Oct-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 41 162.74 6,672.46$ 2-Oct-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 636 164.73 104,765.85$ 2-Oct-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 14 164.14 2,297.99$ 2-Oct-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2 164.87 329.74$ 2-Oct-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (200) 164.56 32,912.54$ 2-Oct-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 573 164.17 94,071.12$ 2-Oct-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 391 164.87 64,462.90$ 2-Oct-26 J.P. MORGAN SECURITIES PLC Equity Buy 311 164.81 51,255.91$ 2-Oct-26 J.P. MORGAN SECURITIES PLC Equity Buy 322 164.81 53,068.82$ 2-Oct-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (71) 162.85 11,562.35$ 2-Oct-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 188 164.84 30,990.48$ 2-Oct-26 J.P. MORGAN SECURITIES PLC Equity Borrow 13,582 - -$ 2-Oct-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 10,000 - -$ 2-Oct-26 J.P. MORGAN SECURITIES PLC Equity Borrow 735 - -$ 2-Oct-26 J.P. MORGAN SECURITIES PLC Equity Borrow 1,756 - -$ 2-Oct-26 J.P. MORGAN SECURITIES PLC Equity Borrow 25,509 - -$ 2-Oct-26 J.P. MORGAN SECURITIES PLC Equity Buy 891 163.60 145,765.73$ 2-Oct-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 197 162.78 32,067.78$ 2-Oct-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 468 162.78 76,181.32$ 2-Oct-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (2,896) 162.73 471,266.08$ 2-Oct-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (2,932) 162.73 477,124.36$ 2-Oct-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (1,319) 164.81 217,384.39$ 2-Oct-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 16.55 - -$ 2-Oct-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 14.62 - -$ 2-Oct-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 81.47 - -$ 2-Oct-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 47.06 - -$ 2-Oct-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 300.53 - -$ 2-Oct-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 5.17 - -$ 2-Oct-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 5.60 - -$ 2-Oct-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 9.83 - -$ 2-Oct-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 53.50 - -$ 2-Oct-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 57.50 - -$ 2-Oct-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 25.69 - -$ 2-Oct-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 41.59 - -$ 2-Oct-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 109.85 - -$ 2-Oct-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 42.58 - -$ 2-Oct-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral Out (19.78) - -$ 2-Oct-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 136.23 - -$ 2-Oct-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 66.27 - -$ 2-Oct-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 59.91 - -$ 2-Oct-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 16.53 - -$ 2-Oct-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 17.03 - -$ 2-Oct-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 6.82 - -$ 2-Oct-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 29.14 - -$ 2-Oct-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 2.92 - -$ 2-Oct-26 JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED Equity Collateral In 77.74 - -$ 2-Oct-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 78.73 - -$ 2-Oct-26 JPMORGAN ASSET MANAGEMENT (SINGAPORE) LIMITED Equity Collateral In 20.87 - -$ 2-Oct-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 26.96 - -$ 2-Oct-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Collateral In 14.87 - -$ 2-Oct-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Collateral In 5.78 - -$ 2-Oct-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 7.21 - -$ 2-Oct-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 0.51 - -$ 2-Oct-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 8.81 - -$ 2-Oct-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 20.93 - -$ 2-Oct-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 62.28 - -$ 2-Oct-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 24.96 - -$ 2-Oct-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 22.28 - -$ 2-Oct-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Collateral In 11.28 - -$ 2-Oct-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Collateral In 5.74 - -$ 2-Oct-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 13.49 - -$ 2-Oct-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 11.49 - -$ 2-Oct-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Collateral In 28.81 - -$ 2-Oct-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Collateral In 0.61 - -$ 2-Oct-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Collateral In 2.51 - -$ 2-Oct-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Adjustment 1,144.00 - -$ 2-Oct-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Adjustment (16,655) - -$ 2-Oct-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 4,000 - -$ 2-Oct-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (30,005) - -$ 2-Oct-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 30,005 - -$ 2-Oct-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 67,800 - -$ 2-Oct-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (44,000) - -$ 2-Oct-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (12,000) - -$ 2-Oct-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (4,711) - -$ 2-Oct-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 4,102 - -$ 27/28

TRADES FOR RELEVANT PERIOD Appendix 2-Oct-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 609 - -$ 2-Oct-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 680,000 - -$ Balance at end of relevant period 18,950,881.78 28/28

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2026 Schedule Type of agreement Master Securities Lending Agreement (“MSLA”) Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and BMO CAPITAL MARKETS CORP ( “Borrower”) Transfer date Settlement Date: 02-Oct-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out as per the rights of the borrower as stated in the MSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and BNP Paribas Financial Markets (Borrower) Transfer date Settlement Date 15-Jun-2026 24-Jun-2026 26-Jun-2026 29-Jun-2026 30-Jun-2026 01-Jul-2026 03-Jul-2026 07-Jul-2026 08-Jul-2026 09-Jul-2026 29-Jul-2026 18-Aug-2026 24-Aug-2026 26-Aug-2026 28-Aug-2026 31-Aug-2026 04-Sep-2026 09-Sep-2026 11-Sep-2026 21-Sep-2026 29-Sep-2026 01-Oct-2026 02-Oct-2026 06-Oct-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 6.6 of the standard form GMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender's instructions. Does the lender have the right to recall early? Yes

If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender's instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2026 Schedule Type of agreement Australian Master Securities Lending Agreement (“AMSLA”) Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and Citigroup Global Markets Australia Pty Limited (Borrower) Transfer date Settlement Date 31-Aug-2026 02-Oct-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4.3 of the standard form AMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and Citigroup Global Markets Limited (Borrower) Transfer date Settlement Date 08-Sep-2026 15-Sep-2026 22-Sep-2026 29-Sep-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 6.6 of the standard form GMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender's instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender's instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and Goldman Sachs International (Borrower) Transfer date Settlement Date 09-Jul-2025 26-Aug-2025 03-Sep-2025 24-Nov-2025 25-Nov-2025 16-Mar-2026 19-Mar-2026 30-Mar-2026 10-Apr-2026 13-Apr-2026 28-May-2026 09-Jul-2026 15-Jul-2026 28-Aug-2026 24-Sep-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 6.6 of the standard form GMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender's instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender's instructions. Will the securities be returned on settlement? Yes

If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2026 Schedule Type of agreement Global Master Securities Lending Agreement (“GMSLA”) Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and JEFFERIES INTERNATIONAL LIMITED ( “Borrower”) Transfer date Settlement Date 15-Sep-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 6.6 of the standard form GMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2026 Schedule Type of agreement Australian Master Securities Lending Agreement (“AMSLA”) Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and Macquarie Bank Limited(Borrower) Transfer date Settlement Date 02-Sep-2026 09-Sep-2026 22-Sep-2026 28-Sep-2026 30-Sep-2026 01-Oct-2026 02-Oct-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4.3 of the standard form AMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2026 Schedule Type of agreement Australian Master Securities Lending Agreement (“AMSLA”) Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and Merrill Lynch Equities (Australia) Limited(Borrower) Transfer date Settlement Date 28-Sep-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4.3 of the standard form AMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and Merrill Lynch International(Borrower) Transfer date Settlement Date 17-Feb-2026 27-Mar-2026 01-Apr-2026 10-Apr-2026 17-Apr-2026 23-Apr-2026 08-May-2026 11-May-2026 15-May-2026 26-May-2026 04-Jun-2026 05-Jun-2026 09-Jun-2026 11-Jun-2026 17-Jun-2026 19-Jun-2026 24-Jun-2026 25-Jun-2026 26-Jun-2026 01-Jul-2026 02-Jul-2026 06-Jul-2026 08-Jul-2026 09-Jul-2026 14-Jul-2026 31-Jul-2026 21-Aug-2026 02-Sep-2026 07-Sep-2026 09-Sep-2026 15-Sep-2026 16-Sep-2026 24-Sep-2026 28-Sep-2026 29-Sep-2026 30-Sep-2026 02-Oct-2026 05-Oct-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes

If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 6.6 of the standard form GMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender's instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender's instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and Morgan Stanley & Co. International PLC (Borrower) Transfer date Settlement Date 12-Mar-2026 17-Mar-2026 18-Mar-2026 19-Mar-2026 24-Mar-2026 31-Mar-2026 01-Apr-2026 14-Apr-2026 21-Apr-2026 30-Apr-2026 20-May-2026 02-Jun-2026 09-Jun-2026 10-Jun-2026 11-Jun-2026 15-Jun-2026 16-Jun-2026 17-Jun-2026 23-Jun-2026 25-Jun-2026 26-Jun-2026 08-Jul-2026 09-Jul-2026 13-Jul-2026 21-Jul-2026 23-Jul-2026 18-Aug-2026 27-Aug-2026 02-Sep-2026 03-Sep-2026 08-Sep-2026 09-Sep-2026 11-Sep-2026 16-Sep-2026 17-Sep-2026 18-Sep-2026 21-Sep-2026 01-Oct-2026 02-Oct-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes

If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 6.6 of the standard form GMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender's instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender's instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2026 Schedule Type of agreement Master Securities Lending Agreement (“MSLA”) Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and Morgan Stanley & Co. LLC ( “Borrower”) Transfer date Settlement Date 07-Sep-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out as per the rights of the borrower as stated in the MSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2026 Schedule Type of agreement Australian Master Securities Lending Agreement (“AMSLA”) Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and Morgan Stanley Australia Securities Limited (Borrower) Transfer date Settlement Date 25-Aug-2026 26-Aug-2026 07-Sep-2026 08-Sep-2026 11-Sep-2026 15-Sep-2026 16-Sep-2026 18-Sep-2026 22-Sep-2026 30-Sep-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4.3 of the standard form AMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2026 Schedule Type of agreement Australian Master Securities Lending Agreement (“AMSLA”) Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and NATIONAL AUSTRALIA BANK LIMITED (“Borrower”) Transfer date Settlement Date 19-Aug-2026 30-Sep-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4.3 of the standard form AMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2026 Schedule Type of agreement Australian Master Securities Lending Agreement (“AMSLA”) Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and ROYAL BANK OF CANADA - SYDNEY (“Borrower”) Transfer date Settlement Date 12-May-2026 28-May-2026 16-Jul-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4.3 of the standard form AMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and UBS AG London Branch (Borrower) Transfer date Settlement Date 31-Aug-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 6.6 of the standard form GMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender's instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender's instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2026 Schedule Type of agreement Australian Master Securities Lending Agreement (“AMSLA”) Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and UBS Securities Australia Ltd (Borrower) Transfer date Settlement Date 27-Aug-2026 31-Aug-2026 02-Sep-2026 08-Sep-2026 14-Sep-2026 02-Oct-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4.3 of the standard form AMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2026 Schedule Type of agreement Australian Master Securities Lending Agreement ("AMSLA") Parties to agreement BNP Paribas Fund Securities Services S.C.A.(“lender”), J.P. Morgan Securities Australia Limited (“borrower”) Transfer date Settlement Date 25-Aug-2026 29-Sep-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavours to arrange for the voting rights to be exercised in accordance with the instructions of the other lender, provided that the lender uses its best endeavours to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4.3 of the standard form AMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day as agreed by the parties. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2026 Schedule Type of agreement Australian Master Securities Lending Agreement ("AMSLA") Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) ("lender"), J.P. Morgan Securities Australia Limited ('borrower') Transfer date Settlement Date 29-Sep-2026 30-Sep-2026 01-Oct-2026 02-Oct-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavours to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavours to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4.3 of the standard form AMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any securities or equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities on any business day by giving such notice as agreed by the parties. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exception Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement ABU DHABI INVESTMENT AUTHORITY (HSBC GULF FUND (TP EQ) 2021) ('lender'), J.P. Morgan Securities PLC ('borrower) Transfer date Settlement Date 08-Oct-2025 29-Jul-2026 20-Aug-2026 21-Aug-2026 07-Sep-2026 18-Sep-2026 29-Sep-2026 Holder of voting rights Party holding collateral that has the voting rights. Are there any restriction on voting rights No, unless separately agreed to the contrary. If yes, detail NA Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail This right is subject to the requirement that the borrower deliver alternative collateral acceptable to the lender and also to the mark to market requirements of ss 5.4 and 5.5 of this agreement. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities on any business day by giving such notice as agreed by the parties. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Equivalent Securities must be returned. If yes, detail any exceptions Absent default, there are no exceptions. Statement No

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement BANK JULIUS BAER & CO. AG vs JPMS PLC Transfer date Settlement Date 04-Sep-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower shall have no obligation to arrange for voting rights to be exercised in accordance with the instructions of the other party, unless otherwise agreed between the parties. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery on a business day if notice of redelivery has been given within the standard market settlement period. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time provided notification is given by the lender within standard market settlement period for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement Blackrock Advisors (UK) Limited ("lender") and J.P. Morgan Securities plc ("borrower") Transfer date Settlement Date 13-Apr-2026 15-May-2026 26-May-2026 29-May-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower shall have no obligation to arrange for voting rights to be exercised in accordance with the instructions of the other party, unless otherwise agreed between the parties. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery. Does the lender have the right to recall early? Yes.

If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2026 Schedule Type of agreement Global Master Securities Lending Agreement (“GMSLA”) Parties to agreement BNP PARIBAS SECURITIES SERVICES ('lender'), J.P. MORGAN SECURITIES PLC('borrower) Transfer date Settlement Date 02-Oct-2026 Holder of voting rights Party holding the securities has voting rights for those securities (i.e. Borrower for equivalent securities and Lender for equivalent collateral) Are there any restriction on voting rights Yes. If yes, detail The holder has no obligation to arrange for voting rights to be exercised in accordance with the instructions of the other party, unless otherwise agreed between the parties. Scheduled return date (if any) Does the borrower have the right to return early? Yes If yes, detail Subject to the terms of the relevant loan, the borrower shall be entitled at any time to terminate a loan and deliver all and any equivalent securities due and outstanding to the lender in accordance with the lender's instructions. Does the lender have the right to recall early? Yes If yes, detail Subject to their being an event of default and the terms of the relevant loan, the lender shall be entitled to terminate a loan and to call for the delivery of all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the loaned securities were originally delivered. Will the securities be returned on settlement? Yes If yes, detail any exceptions Absent default, there are no exceptions.

Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2026 Schedule Type of agreement Overseas Securities Lender's Agreement ("OSLA") Parties to agreement J.P. Morgan Securities Plc ("borrower") and Citibank N.A. acting as Agent ("lender") Transfer date Settlement Date 04-May-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavours to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavours to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4(B)(vi) of the standard form OSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions.

Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement HSBC Bank plc (as agent) and J.P. Morgan Securities plc Transfer date Settlement Date 24-Jul-2026 29-Jul-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower shall have no obligation to arrange for voting rights to be exercised in accordance with the instructions of the other party, unless otherwise agreed between the parties. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery on a business day if notice of redelivery has been given within the standard market settlement period. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time provided notification is given by the lender within standard market settlement period for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement HSBC Bank plc (as agent) and J.P. Morgan Securities plc Transfer date Settlement Date 08-Oct-2025 23-Apr-2026 12-May-2026 29-Jul-2026 02-Sep-2026 15-Sep-2026 29-Sep-2026 01-Oct-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower shall have no obligation to arrange for voting rights to be exercised in accordance with the instructions of the other party, unless otherwise agreed between the parties. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery on a business day if notice of redelivery has been given within the standard market settlement period. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time provided notification is given by the lender within standard market settlement period for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement HSBC Bank plc (as agent) and J.P. Morgan Securities plc Transfer date Settlement Date 29-Sep-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower shall have no obligation to arrange for voting rights to be exercised in accordance with the instructions of the other party, unless otherwise agreed between the parties. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery on a business day if notice of redelivery has been given within the standard market settlement period. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time provided notification is given by the lender within standard market settlement period for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement HSBC GL AM (UK) LTD - HSBC ETFS PLC - HSBC MLT FACTOR WORLDWIDE EQUITY UCITS ETF vs JPMS PLC Transfer date Settlement Date 29-Sep-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower shall have no obligation to arrange for voting rights to be exercised in accordance with the instructions of the other party, unless otherwise agreed between the parties. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery on a business day if notice of redelivery has been given within the standard market settlement period. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time provided notification is given by the lender within standard market settlement period for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement HSBC Bank plc (as agent) and J.P. Morgan Securities plc Transfer date Settlement Date 29-Sep-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower shall have no obligation to arrange for voting rights to be exercised in accordance with the instructions of the other party, unless otherwise agreed between the parties. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery on a business day if notice of redelivery has been given within the standard market settlement period. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time provided notification is given by the lender within standard market settlement period for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions

Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2026 Schedule Type of agreement Overseas Securities Lender’s Agreement (“OSLA”) Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) J.P. Morgan Securities plc (“borrower”) Transfer date Settlement Date 21-Oct-2025 24-Nov-2025 06-Jan-2026 13-Apr-2026 14-Apr-2026 05-May-2026 15-May-2026 03-Jun-2026 05-Jun-2026 10-Jun-2026 17-Jun-2026 29-Jul-2026 21-Aug-2026 31-Aug-2026 15-Sep-2026 22-Sep-2026 28-Sep-2026 29-Sep-2026 02-Oct-2026 05-Oct-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4(B)(vi) of the standard form OSLA. Scheduled return date (if any) None

Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2026 Schedule Type of agreement Master Overseas Securities Borrowing Agreement Parties to agreement J.P. Morgan Securities Plc ("borrower") and The Northern Trust Company as agent ("lender") Transfer date Settlement Date 31-Aug-2026 01-Sep-2026 02-Sep-2026 04-Sep-2026 29-Sep-2026 01-Oct-2026 05-Oct-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavours to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavours to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is in clause 4(B)(vi) of the agreement. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement J.P. Morgan Securities plc ("borrower") and State St Bank and Trust Company as agent ("lender") Transfer date Settlement Date 21-Oct-2025 19-Nov-2025 04-Dec-2025 01-May-2026 15-May-2026 07-Jul-2026 15-Sep-2026 29-Sep-2026 01-Oct-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower shall have no obligation to arrange for voting rights to be exercised in accordance with the instructions of the other party, unless otherwise agreed between the parties. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery.

Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement SUMITOMO MITSUI TRUST BANK (U.S.A) LIMITED(AS AGENT) vs J.P. MORGAN SECURITIES PLC Transfer date Settlement Date 29-Jul-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower shall have no obligation to arrange for voting rights to be exercised in accordance with the instructions of the other party, unless otherwise agreed between the parties. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery on a business day if notice of redelivery has been given within the standard market settlement period. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time provided notification is given by the lender within standard market settlement period for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2026 Schedule Type of agreement Overseas Securities Lender’s Agreement (“OSLA”) Parties to agreement The Bank of New York Mellon Corporation (formerly known as The Bank of New York) (acting as agent) (“lender”), J.P. Morgan Securities Plc (“borrower”) Transfer date Settlement Date 22-Jul-2026 24-Jul-2026 25-Sep-2026 28-Sep-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavours to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavours to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4(B)(ii) of the standard form OSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes

If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement J.P. Morgan Securities plc ("borrower") and UBS Switzerland AG ("lender") Transfer date Settlement Date 15-Jul-2026 20-Jul-2026 31-Aug-2026 02-Sep-2026 07-Sep-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower shall have no obligation to arrange for voting rights to be exercised in accordance with the instructions of the other party, unless otherwise agreed between the parties. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.